UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act

DIVISION OF
CORPORATION FINANCE

03040621

December 10, 2003

David R. Wilson
Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7098

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/10/2003

Re: Costco Wholesale Corporation
Incoming letter dated September 23, 2003

Dear Mr. Wilson:

This is in response to your letters dated September 23, 2003 and November 13, 2003 concerning the shareholder proposal submitted to Costco by the Christian Brothers Investment Services, Inc. We also have received letters on the proponent's behalf dated November 5, 2003 and November 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 18 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

HellerEhrman
ATTORNEYS

RECEIVED
2003 SEP 24 PM 4:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

September 23, 2003

David R. Wilson
DWilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

*Via Federal Express*

25843.0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

**Re: Omission of Shareholder Proposal Submitted by Christian Brothers Investment Services, Inc.**

Ladies and Gentlemen:

This letter is to inform you that our client, Costco Wholesale Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for the 2004 annual meeting of the shareholders (the "2004 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Christian Brothers Investment Services, Inc. (the "Proponent"). The proposal requests that the Board of Directors "develop a policy for land procurement and use that incorporates social and environmental factors. A report on this policy and its implementation shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004." The Proposal and Supporting Statement were received on August 11, 2003, and are attached to this letter as Exhibit A.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2004 Proxy Materials. As discussed more fully below, the Proposal and the Supporting Statement may properly be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(7) because the Proposal relates to the Company's "ordinary business operations," specifically its warehouse operation and business expansion activities. In addition, the Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(3) because they contain false and misleading statements.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the

Proposal and the Supporting Statement from the 2004 Proxy Materials. The Company intends to mail its definitive 2004 Proxy Materials on or about December 15, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later eighty calendar days prior to the Company's filing of its definitive 2004 Proxy Materials with the Commission.

**I. Rule 14a-8(i)(7) – Ordinary Business**

**A. The Proposal and Supporting Statement address matters relating to the Company's ordinary business operations**

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving significant social policy issues. The policy underlying Rule 14a-8(i)(7) is basically the same as the underlying policy of most state corporation laws: "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." SEC Rel. No. 34-40018 (May 21, 1998); *see also* Washington Business Corporation Act, RCW § 23B.08.010 ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation"). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). For the reasons presented below, the Proposal falls squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and the Company may exclude the Proposal on that basis.

The Proposal requests that the Company's Board of Directors develop a policy for land procurement and use and present a report to its shareholders by July 1, 2004. The Proposal states that the policy should include guidelines to (i) ensure preservation of communities' cultural heritage and natural environment and respect for human rights; and (ii) consult with affected communities and maintain high ethical standards when working with governments and partners. The Supporting Statement focuses on the development of a site in Cuernavaca, Mexico by a Mexican joint venture to which the Company is a party and the Company's joint venture partner Controladora Comercial Mexicana S.A. de C.V. That site contains a Costco membership warehouse club, which opened to the public earlier this month.

The Company, as part of its ordinary, day-to-day business, determines the appropriate policies and procedures to be followed in connection with land procurement and use. The Company owns and operates (either itself or with business partners) 419 warehouse stores worldwide, with a typical store size of approximately 137,000 square feet and each store occupying an average of 15 acres of land. The Company also operates 14 depots (distribution centers). The Company opened thirty new warehouse stores in its fiscal year 2003 (recently ended), with plans to open twenty-five to thirty additional new warehouse stores in fiscal year 2004. Managing land procurement and use clearly constitutes the ordinary business of the Company.

The Staff has consistently agreed in the past that proposals that involve matters of day-to-day business operation or that infringe upon management's core function of overseeing business practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) as dealing with a matter relating to the conduct of the ordinary business operations of the registrant. *See, e.g.,* Cinergy Corp. (Feb. 5, 2003) (proposal requiring board of directors to report to shareholders on the economic risks associated with certain emissions); Wal-Mart Stores, Inc. (March 9, 2001) (proposal requiring board of directors to adopt policy which refuses to sell a particular product); Irvine Sensors Corporation (Jan. 2, 2001) (proposal relating to "terms upon which capital is raised"); Electronic Data Systems Corporation (March 24, 2000) (proposal directed at involving company in political or legislative process relating to an aspect of the company's operations ); Citicorp (Jan. 9, 1998) (proposal mandating that the company initiate a compliance program specifically directed at the Foreign Corrupt Practices Act).

The Company's situation is analogous to that of several recent no action letters. In Chelsea Property Group, Inc. (March 18, 2002), the shareholder proposal requested that Chelsea include in its corporate development policy provisions requiring (1) indemnification for flood damage of pre-existing developed properties; (2) limits to land grading height and (3) establishment of minimum buffer zones from pre-existing developed properties. The Staff permitted exclusion of this proposal as "relating to [Chelsea's] ordinary business operations (i.e., its land development policy)." In AT&T Corp. (March 6, 2001), the Staff declined to recommend enforcement action against AT&T for omitting as related to ordinary business operations a proposal relating to the manner in which AT&T places and constructs cellular phone towers. The proposal alleged a number of shortcomings in connection with AT&T's placement and erection of cellular telephone towers in neighborhoods and requested that the board of directors "establish a policy with respect to the construction and placement of cellular phone towers that a) encourages proper communication and input from local citizens and community organizations; b) forbids distorting, hiding or failing to reveal pertinent facts and figures; and c) avoids tactics that delay or prevent cooperation with concerned neighbors." *See also* Philadelphia Suburban Corporation (March 10, 2003), (proposal requesting that certain watershed lands be maintained in their natural state);

Washington Mutual, Inc. (March 6, 2002) (proposal requesting a report on the costs of the company's land development mitigation, its long range policy with regard to speculative real estate development, and evaluation of costs and benefits of large speculative real estate projects); Consolidated Edison Company (March 5, 1986) (proposal relating to the development use of certain company-owned land); Pennsylvania Enterprises Inc. (April 12, 1985) (proposal relating to the company' policy with respect to its watershed lands); Martin Marietta Corp. (February 17, 1981) (proposal that the company "preserve in perpetuity" acreage of dunes and forest by not mining the land).

In Chelsea and AT&T, as in the present case, the proponent attempted to establish policies and criterion to influence the development of the land and infrastructure that forms the basis for a registrant's business. Moreover, in both no action letters, as in the present case, the proposal dealt with the impact to the communities surrounding such development. The Proposal contemplated here cannot be effectively distinguished from that in Chelsea or AT&T Corp. *See also* Gulf Oil Corp. (Feb. 4, 1980)(proposal requesting Gulf Oil establish a policy that it not conduct any uranium mining without "an analysis of the technological, environmental, social or cultural changes involved" and the preparation of an environmental impact statement; the Staff concluded that "the determination of which factors will be considered in an analysis of the environmental impact of the Company's operations and whether that analysis should go beyond the relevant state and federal statutory requirements is a matter relating to the ordinary business operations of the issuer)."

**B. The Proposal may be excluded under Rule 14a-8(i)(7)**

The Proposal infringes upon management's and the Board of Directors' core function of overseeing the Company's management and acquisition of the infrastructure on which it depends. Policies governing the procurement, development and operation of the Company's warehouse stores are formulated and implemented in the ordinary course of the Company's business operations. We recognize that the Staff has occasionally required inclusion of proposals that would otherwise be excludable under the ordinary business exception if such proposals involved significant social policy issues. We do not believe that the subject matter of this Proposal focuses on a social policy issue that is sufficiently significant to transcend the ordinary business nature of the Company's management of, and policies related to, land procurement and use. Accordingly, the Proposal can properly be omitted from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(7).

## II. Rule 14a-8(i)(3) – False and Misleading

### A. A proposal may be omitted if it contains false and misleading statements in violation of the Commission's proxy rules

Rule 14a-8(i)(3) provides that a shareholder proposal or supporting statement may be omitted if it is "contrary to any of the Commission's proxy rules," including Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials. Note (b) to Rule 14a-9 states that "misleading" material includes "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Proposals containing unfounded and unsubstantiated assertions representing the personal opinions or suspicions of a shareholder are excludable under this provision. *See, e.g.,* Detroit Edison Co. (Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3) (the predecessor to the current Rule 14a- 8(i)(3)). Set forth below are the statements contained in the Proposal and Supporting Statement that have no basis in fact, or omit to state relevant information, or are false and misleading and, therefore, violate Rule 14a-9 of the Exchange Act.

### B. Background of the Cuernavaca store site

The Supporting Statement focuses on a development in Cuernavaca, Mexico. A brief background about the store site and the Company's development of the property might be helpful. The store site was formerly home to the Casino de la Selva, a hotel built in the 1930's on approximately 24 acres. The hotel was closed in the early 1990's and the property was closed to the public. The buildings and facilities were abandoned and left exposed to the weather, and the grounds became overgrown and unkempt. Following the hotel's closure, the owners defaulted on their financial obligations and the property (along with other properties) was foreclosed upon and ultimately acquired by the Mexican federal tax authority, which is responsible for liquidating assets acquired through financial default. The Company purchased the property in 2001 at a public auction.

In gaining approval of the proposed development plans, the project went through an exhaustive environmental review conducted by various agencies of the Mexican government. Once the review was complete, the results were presented to a twenty-four-member panel that represented all of the pertinent federal, state and local government agencies, as well as Cuernavaca neighborhood groups and associations and local citizen interest groups. The panel voted twenty-three in favor of the development. Before beginning construction, the Company worked closely with the Mexican Department of Ecology to identify trees with significant ecological value and incorporated as many of these trees as possible into the site design. Numerous trees were temporarily transplanted until construction could be completed.

In addition, governmental regulations required the Company to donate 30,000 trees to the city of Cuernavaca, which the city will plant at locations of its own choosing.

When construction began at the site, a small group of protestors demonstrated against the purported destruction of murals that had been painted on the hotel walls. At the time construction began the murals were crumbling and in poor conditions as a result of the neglect of the hotel buildings. Costco decided to preserve these murals and offered them to the local government, which declined due to the cost of restoration. Not wanting to see the murals destroyed, the Company agreed to fund the removal and restoration of the murals by the Mexican National Institute of Fine Arts and Literature ("INBA"). All of the murals are now at INBA's facilities in Mexico City where they are undergoing restoration. The murals will be housed in a museum and cultural plaza being constructed by the Company at the site.

**C. The Supporting Statement contains false and misleading statements**

The first paragraph of the Supporting Statement contains numerous false and misleading statements. First, the Proponent states that the land that the Company purchased to construct one of its stores was "public," which implies that the land was owned by the government and available for all citizens of Cuernavaca to use. This is far from the truth. As discussed above, the land was initially owned by a private corporation that defaulted on its tax obligations. The land was deeded, along with several other properties, to the Mexican federal tax authorities in lieu of foreclosure and the property was closed to the public. Second, the Proponent refers to the hotel as "architecturally significant." There is no evidence that the hotel was architecturally significant. No part of the site was registered with the Mexican government on its lists of significant or historic locations. Third, the Proponent states that the hotel had "long been an artistic center and contained renowned murals," when in fact the hotel had been closed for more than ten years and was falling down. At no time during the period following closure of the hotel did the mural artists, private citizens or any government agency attempt to salvage or register the murals as artistically significant artwork, even though such a procedure exists under Mexican law. Finally, the Proponent states that there were pre-Colombian artifacts at the site. As a condition to its development of the property, the Company was required to fund an extensive archeological survey of the property that was conducted by the National Institute of Anthropology and History ("INAH"), an agency of the Mexican federal government. The archeological survey took approximately three months and the final report issued by the INAH concluded that there were no items of archeological significance on the property.

The second paragraph states that "thousands of Cuernavacans demonstrated against the project in 2001." While it is true that there were demonstrations, to the Company's knowledge most of the demonstrators were not Cuernavacans but residents of other locations who were bussed in as part of a political rivalry. Thus, this statement is untrue.

The third paragraph first discusses the beating and arrest of protestors and then states that a Mexican Human Rights Commission ruled that protestors' "human rights had been violated by police and Costco's security personnel." Finally, the paragraph states that Amnesty International "expressed concern about these events." These statements are false and misleading. The beating and arrest of protestors had nothing to do with Company personnel and the Company is not responsible for the actions of local police. Moreover, the Company is not aware of any ruling by a Mexican Human Rights Commission and has not received notice of any such ruling. The Company requested that the Proponent provide more information about this alleged ruling but the document provided by Proponent has no statement of the type claimed. Finally, the cited Amnesty International report can hardly be said to have "expressed concern" about events in Cuernavaca – the report did nothing more that note "allegations" of excessive force. The entire statement concerning Cuernavaca in the cited Amnesty International report is as follows:

> In August and October plans to develop an environmentally sensitive site, Casino de la Selva, in Cuernavaca, Morelos State, led to protesters being detained, allegedly with excessive use of force

(Exhibit B). The juxtaposition of the citation to Amnesty International and the statements about beating of protestors and involvement of Company personnel is intended to give the impression that Amnesty International also concluded that Company personnel were involved, which is false.

The sixth paragraph states that three muralists have filed a $15 million suit against the Company "for destroying their work," and then continues, "Costco claims the murals are undergoing restoration, but has refused the artists access to them." This statement is false in that there is only one lawsuit – not three as the Proponent claims – pending against the Company's Mexico subsidiary, and this lawsuit claims that the Company is violating the artists "moral copyright" by restoring the murals. It is important to note here that the Company is not being sued for *destroying* the murals, but for *restoring and saving* them. The Proponent's Supporting Statement is also misleading in that it states that the Company "claims" to be restoring the work. As discussed above, the murals are being restored by INBA at its Mexico City facilities, at great expense to the Company, with an expected completion date of late 2003. Access to the murals has been offered to at least one artist involved in the creation of the murals. Once restoration is complete, the murals will be displayed at a newly constructed museum and cultural facility in Cuernavaca on the property once occupied by the hotel.

The seventh paragraph asserts that "a federal lawsuit is pending in Mexico against the authorities who approved Costco's project." The Company is aware of no such lawsuit and has requested more information from the Proponent about this assertion. The Proponent has not provided any documentation to the Company in support of its statements in this paragraph. The Company can only conclude that there is no such lawsuit and that Proponent's statement is false.

The eighth paragraph asserts that Costco has been involved in domestic land use controversies and then cites use of eminent domain by the city of Cypress, California. The Proponent next states that "The Wall Street Journal called the use of eminent domain on behalf of a private business 'the worst form of political collusion.'" Finally, the Proponent mentions a contested transfer of land in Lancaster, California. These statements are misleading, in that they fail to mention that an agreement in principal has been reached concerning the Cypress project and that the dispute in Lancaster has been resolved by an agreement of the parties.

The Proponent's Supporting Statement and Proposal as a whole paint an inaccurate and biased picture of the controversy surrounding the development of the store in Cuernavaca with the Company's joint venture partner. In reality, the Company went above and beyond its necessary obligations to satisfy the concerns of local citizens, to protect the environment and to preserve and restore the murals at the site of the Cuernavaca store. The entire controversy surrounding the store has been tainted by political rivalries and intentionally spread misinformation. As evidenced by the above discussion, any suggestion that the Company engaged in wrongdoing in developing the Cuernavaca store is clearly false and misleading.

**D. The Proposal may properly be excluded under Rule 14a-8(i)(3)**

As a result of the materially false and misleading statements discussed above, the Proposal and Supporting Statement may be omitted from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(3). If the staff does not concur that the entire Proposal and Supporting Statement may be omitted from the Company's Proxy Materials, the Company believes that at a minimum:

1. The first paragraph should be deleted in its entirety as a false and misleading statement concerning the nature of the site for the Company's Cuernavaca store;

2. The second paragraph should be deleted in its entirety as a false and misleading statement about the demonstrations that took place at the store site;

3. The third paragraph should be deleted in its entirety as a false and misleading statement about alleged human rights violations by the Company;

4. The sixth paragraph should be deleted in its entirety as a false and misleading statement about lawsuits against the Company, restoration of the murals at the Cuernavaca store site, and access by the artists to the murals;

5. The seventh paragraph should be deleted in its entirety as a false and misleading statement about pending lawsuits; and

6. The eighth paragraph should be revised to state that an agreement in principal has been reached concerning the Cypress project and that the dispute in Lancaster has been resolved by an agreement of the parties.

## III. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(7).

Should you have any questions or comments regarding the foregoing, or should any additional information be desired in support of the Company's position, please contact the undersigned at (206) 389-4264. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity discuss such a determination in advance of your formal written response.

Very truly yours,

David R. Wilson

Cc: Julie Tanner (Christian Brothers Investment Services, Inc.)
John Sullivan (Costco Wholesale Corporation)

SE 550426 v2

# EXHIBIT A

## Shareholder proposal and supporting statement received from Christian Brothers Investment Services, Inc.

CBIS Christian Brothers Investment Services, Inc.

August 11, 2003

Mr. James Sinegal
President and Chief Executive Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

**RE: Resolution for 2004 Annual Shareholder Meeting**

Dear Mr. Sinegal:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2004 Annual Meeting of the stockholders of Costco.

We will be sending you shortly certification from our custodian, Mellon Bank, of our holdings in the Company of 35,900 shares as of August 8, 2003, and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2003 meeting.

It is our understanding that this resolution will also be co-filed by shareholder Allan Paulson and possibly by others. Christian Brothers Investment Services has been designated as the lead filer and primary contact on this matter.

We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Sincerely yours,

Julie Tanner

Julie Tanner
Corporate Advocacy Coordinator

cc: Joel Benoliel, Secretary, Senior Vice President, Costco Wholesale Corporation
Allan Paulson, Shareholder

90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212-490-0800
Fax: 212-490-6092
(800) 592-8890

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2723
(800) 321-7194

2000 Powell Street
Suite 1200
Emeryville, CA 94608
Tel: 510-644-2247
Fax: 510-644-2121
(800) 754-8177

Web site: www.cbisonline.com

## LAND PROCUREMENT POLICY

**WHEREAS:**

- In 2001, Costco and a Mexican partner, Comercial Mexicana, purchased public land in Cuernavaca, Mexico. The plan to build two megastores there provoked strong community opposition because the site contained an architecturally significant hotel, the Casino de la Selva, that had long been an artistic center and contained renowned murals. Residents were also concerned about the loss of the hotel's wooded grounds, the presence of pre-Columbian artifacts at the site, and the project's impact on traffic;

- thousands of Cuernavacans demonstrated against the project in 2001;

- at one demonstration, peaceful protestors were beaten and arrested. A Mexican Human Rights Commission ruled that their human rights had been violated by police and Costco's security personnel. Amnesty International expressed concern about these events in its 2003 International Report;

- as Costco proceeded to demolish the hotel, a number of elected officials, academics, environmentalists, clergy and other public figures expressed opposition to the project;

- a study by the International Ombudsman Centre for the Environment and Development, a respected, independent non-governmental organization, concluded that the destruction of the hotel was "a cultural (and to a lesser extent, environmental) crime of great proportions";

- three muralists who decorated the hotel have filed a $15 million suit against Costco for destroying their work. Costco claims the murals are undergoing restoration, but has refused the artists access to them;

- a federal lawsuit is pending in Mexico against the authorities who approved Costco's project;

- Costco has also been involved in domestic land use controversies. In Cypress, California, city plans to use eminent domain powers to transfer church-owned land to Costco were criticized by observers. The Wall Street Journal called the use of eminent domain on behalf of a private business "the worst form of political collusion." In Lancaster, California, residents contested for years a plan to transfer parkland to Costco;

- we believe negative publicity surrounding these ventures has damaged Costco's reputation, endangering shareholder value;

- we believe these controversies could have been avoided with proper due diligence;

- Costco's Code of Ethics does not appear to provide guidance as to how to avoid future controversies like these;

**THEREFORE BE IT RESOLVED** that the shareholders request the Board of Directors of Costco to develop a policy for land procurement and use that incorporates social and environmental factors. A report on this policy and its implementation shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004.

**SUPPORTING STATEMENT**

Our company asserts that it complies with all relevant laws and has made significant alterations to its original plans in Cuernavaca. The conflicts surrounding its California stores were eventually resolved. However, we believe significant damage to our company's reputation has been done. The policy requested should include guidelines to:

- ensure preservation of communities' cultural heritage and natural environment and respect for human rights;
- consult with affected communities and maintain high ethical standards when working with governments and partners.

# EXHIBIT B

## Excerpt from Amnesty International Report 2003

climate of impunity. There were reports of journalists being threatened or facing prosecution for defamation for reporting corruption or human rights violations.

The killing of human rights lawyer Digna Ochoa in October 2001 remained unsolved at the end of 2002. The quality of the official investigation was repeatedly called into question; the investigating team reportedly leaked case information suggesting she had committed suicide. At the end of the year a new prosecutor had been assigned to the case and a visit by IACHR experts to assess the evidence was pending.

In January shots were fired at the home of the president of the Chiapas State Human Rights Commission, Pedro Raul López. In October he was reportedly beaten up by three armed men and warned to stop the Commission criticizing the human rights record of the local authorities.

### Prisoner of conscience released

In February, prisoner of conscience General Gallardo was released after the President ordered the reduction of his sentence to time served. No investigation was undertaken into the abuse of the judicial system which had led to his imprisonment for more than eight years.

### Misuse of the judicial system

There were reports of the misuse of the judicial system, particularly at state level, where social activists were subjected to extended pre-trial detention and excessive prison sentences. Infrastructure and development projects created social tensions. There was also concern at the potential impact on local communities of projects included in the Plan Puebla Panamá, a development plan for the southern states of Mexico and Central America.

In February, President Fox annulled the 20-year prison sentences of Aurelio Guzmán Mateo and Leocadio Ascencio Amaya, two indigenous fishermen from Pátzcuaro, Michoacan State. They had been convicted in 2000 for their part in protests against restrictions to their community's fishing grounds. There was no investigation into the judicial process which led to their original sentence.

The threatened expropriation of communal lands for the construction of a new airport in Atenco, Mexico State, led to detentions, violent confrontation between police and protesters and allegations of ill-treatment and excessive use of force.

In August and October plans to develop an environmentally sensitive site, Casino de la Selva, in Cuernavaca, Morelos State, led to protesters being detained, allegedly with excessive use of force.

### Extrajudicial executions and 'disappearances'

Extrajudicial executions and "disappearances" continued to be carried out, primarily against criminal suspects or for directly criminal purposes. The close link between investigating authorities and the agents implicated in such abuses encouraged impunity.

In March, Jesús Angel Gutiérrez Olvera was reportedly detained by Federal District Judicial Police in connection with a number of kidnappings. Despite official investigations, his whereabouts remained unknown. A human rights defender who took up the case suffered threatening calls and intimidating surveillance.

### Impunity

In January a Special Prosecutor was appointed to head the unit to investigate past crimes against members of political and social movements. The new prosecutor reopened a number of cases on receipt of complaints from victims, including more than 500 "disappearances" over the past three decades. A number of witnesses and accused, including a former president, were interviewed. At the end of the year, there was no clear indication of advances in investigations. There was concern at the limited resources available to the unit, its lack of independence from the PGR and its failure to claim jurisdiction over important cases involving the military.

The role of the armed forces in civilian policing activities continued to cause concern. Senior military officials continued to play key roles in the PGR and military jurisdiction continued to protect officials from prosecution for human rights violations. The reservation placed on the Inter-American Convention on Forced Disappearance of Persons strengthened the role of military justice. A decision by the Supreme Court on a challenge to the legality of the reservation was still pending at the end of the year.

### Indigenous communities

Indigenous communities continued to suffer marginalization and discrimination. The Supreme Court rejected legal challenges to controversial indigenous legislation passed by Congress in 2000 which was widely condemned for failing to enshrine effective recognition and protection of the rights of indigenous communities. The failure of the legislation to reflect principles negotiated with the *Ejército Zapatista de Liberación Nacional* (EZLN), Zapatista National Liberation Army, increased tension in Chiapas where the conflict remained unresolved. A heavy military presence remained in the state and there continued to be reports of attacks and threats by armed civilian groups or so-called paramilitaries acting with the apparent protection or acquiescence of local or municipal authorities.

On 7 August, José López Santís, a leader of the autonomous Zapatista community *6 de Agosto*, was shot and killed by three armed men.

During the year several members of the paramilitary group *Justicia y Paz* were detained and a further 19 people were sentenced to prison terms in connection with the 1997 massacre of 45 members of the indigenous community of Acteal.

In Oaxaca and Guerrero states there were reports of armed groups or local officials acting on behalf of local political bosses, threatening or attacking opposing factions in the community. The state authorities reportedly failed to prevent or investigate such acts, encouraging a climate of impunity.

On 2 May, 26 indigenous people were gunned down in the municipality of Santiago Textitlán, Oaxaca. The state

ISBN: 0 86210 329 0
AI index: POL 10/003/2003

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164
Fax: (941) 349-6164

Email: pmneuhauser@aol.com


November 5, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Costco Wholesale Corporation

Via fax: 202-942-9525

Dear Sir/Madam:

I have been asked by Christian Brothers Investment Services (hereinafter referred to as the "Proponent"), which is the beneficial owner of 35,900 shares of common stock of Costco Wholesale Corporation (hereinafter referred to as "Costco" or the "Company"), and which has submitted a shareholder proposal to Costco, to respond to the letter dated September 23, sent to the Securities & Exchange Commission by Heller Ehrman White & McAuliffe on behalf of the Company, in which Costco contends that the Proponent's shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Costco's year 2004 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests the Company to adopt a policy of incorporating social and environmental factors into certain of its activities and to report to the shareholders on the implementation of that policy.

RULE 14a-8(i)(7)

In its letter to the Staff, the Company concedes that it annually develops some 30 new sites and that these sites, in total, cover many hundreds of acres. Such developments can have major environmental and social impacts on their surrounding communities.

The Proponent is concerned that Costco, in acquiring new sites for its operations, may have in the past, and may again in the future, ignore the environmental and social impacts of these new company operations. In its supporting statement the Proponent has fleshed out the meaning of social impacts by directing attention to the environment, to the cultural heritage of the indigenous community and to respect for human rights. Each of these topics, as indicated below, is a policy matter that precludes the application of Rule 14a-8(i)(7). Finally, the supporting statement also requests that the Company maintain high ethical standards and consult with affected parties.

The Commission has over many years stated that Rule 14a-8(i)(7) (and its predecessors) is inapplicable to shareholder proposals that raise "substantial policy" considerations and are not "mundane in nature". See Release 34-12999 (December 3, 1976). Most recently, this interpretation of the Rule was reiterated by the Commission in Release 34-40018 (May 21, 1998):

> Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion...."
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day

business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

In applying these principles, as indicated immediately below, the Staff has consistently held that proposals concerning environmental matters raise significant policy issues; that proposals concerning indigenous peoples' rights raise significant policy issues; and that proposals concerning human rights raise policy significant issues. It is therefore difficult to imagine why a request that an issuer take these very matters into account in developing new sites for company operations could possibly lead to exclusion of the proposal on ordinary business grounds.

As to significant human rights issues, perhaps the best example is the letter sent by Acting Chairman Unger to Congressman Frank P Wolf, together with the supporting memorandum from David Martin. This document may be found at 2001 SEC No-Act LEXIS 579. Similarly, various letters denying no-action relief have been sent to registrants over the years concerning operating in oppressive nations such as Burma, Uganda (under Ida Amin), South Africa etc. See also such recent letters as *American Eagle Outfitters* (March 20, 2001); *McDonald's Corporation* (March 16, 2001).

As to proposals concerning the rights of indigenous peoples, recent examples include *Xcel Energy Inc.* (March 7, 2002); *Xcel Energy Inc.* (February 5, 2001).

As to proposals concerning the environment, the list is too long to enumerate, but includes letters such as *American Standard Companies Inc* (March 18, 2002) and numerous letters concerning the CERES principles.

The Proponent's shareholder proposal urges the Company to adopt a comprehensive policy covering each of these three matters. Since each individual aspect of the proposal raises a significant policy issue, the proposal as a whole must equally do so. Nor does it seem possible that requests that the Company maintain high ethical standards and consult with affected parties could, in and of themselves, be enough to deem a proposal to be one pertaining to ordinary business (especially in light of the ethical lapses that have roiled the corporate and mutual fund worlds in recent times).

The Company's citations to prior Staff no-action letters are all inapposite. For example, neither the Chelsea Properties Group, Inc. (March 18, 2002) letter nor the AT&T Corp (March 6, 2001) letter dealt with such matters as human rights, general environmental matters or the cultural heritage of indigenous peoples. Instead they dictated specific remedies for specific perceived abuses. Not only did they not raise general policy issues, they sought to micro-manage the issuer's operations (as was also the case with respect to the Gulf Oil Corp. (Feb 4, 1980) letter). Those letters are therefore not relevant to the present situation.

For the foregoing reasons, the Proponent's shareholder proposal is not a matter of ordinary business within the meaning of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

## BACKGROUND FOR THE STATEMENTS CONCERNING THE CUERNAVACA STORE SITE

The following statement has been prepared by the Proponent to explain the background to the Cuernavaca store site:

The site of the Company's development in Cuernavaca, a city in the Mexican state of Morelos, has a long and rich cultural history. Many centuries before Europeans came to the New World, it was home to a settlement of the indigenous Olmec people. As explained in Román Piña Chan's study The Olmec: Mother Culture of Mesoamerica, the Olmec represent the first flowering of civilization in the Americas. They developed geometry, hieroglyphic writing, and a solar calendar, as well as a sophisticated artistic, religious and administrative culture.[i] Excavations conducted on the site before Costco's construction began uncovered a number of figurines and household objects of Olmec origin. While the government agency responsible for oversight of Mexican archeological sites ultimately allowed the construction to proceed, this decision was controversial.

It is the site's twentieth-century history, however, that made it internationally famous. In the 1930s, a hotel was built on the site by Manuel Suárez, a wealthy businessman and patron of the arts. He commissioned a well-known Spanish-born architect, Felix Candela, to build the various buildings in the complex. Combining an engineer's skills with those of an architect, Candela had invented a new kind of thin, lightweight ceiling made of vaulted concrete and known for its unusual strength, flexibility, and in some cases, transparency to light. The churches, stadiums, and other buildings he designed can still be seen in many other locations in Mexico, and he enjoys an international reputation as one of Latin America's foremost modernist architects.[ii] The complex he designed for Suárez was called the Casino de la Selva (the Casino of the Jungle). Named for its setting among lush grounds, it was never actually used as a casino, but became a gathering place for artists, intellectuals and visitors from many countries.

In addition to Candela's striking and graceful architecture, the chief attraction of the Casino were the extensive murals Suárez had commissioned many of the leading painters of the day to paint upon its walls. Mexican muralism, an artistic movement that began in the 1920s, is widely recognized by art historians as one of the most important developments in 20th-century art in the Americas.[iii] Combining the populist politics of the era following the Mexican revolution with the artistic innovations of the European avant-garde, the muralist movement was initially led by Diego Rivera, Jose Clemente Orozco and David Alfaro Siquieros. The latter was a personal acquaintance of Manuel Suárez, having fought together with him in the Mexican revolution of 1910, and Suárez commissioned Siquieros to paint a number of works at the Casino.[iv] Gerardo Murillo, a painter who became famous under the pseudonym Dr. Atl and who is also widely regarded as an important contributor to the first wave of muralism in Mexico, also painted works for the Casino.[v] Additional artists whose works came to decorate the walls of the complex included Jorge Gonzalez Camarena, Mario Orozco Rivera, Benito

Messeguer, Jose Reyes Meza, and Jorge Flores, all of whom were significantly younger than Atl and the "big three" and have been recognized by art historians as important contributors to the later development of Mexican muralism. [vi] It also contained work by Francisco Icaza, who is renowned as one of the founders of the "Nueva Presencia," a major art movement of the 1960s which combined a rebellion against conventional aesthetic taste with a renewed and undogmatic sense of social consciousness.[vii]

In addition, Suárez commissioned murals from Josep Renau, a Spanish-born painter who is well-known and respected for both his artistic and his political activities. As Director of Fine Arts for the Spanish Republic, the democratic government that was overthrown by the fascist Francisco Franco, Renau contributed to the struggle against fascism both by creating propaganda posters featuring innovative photomontage techniques and through various administrative acts that helped to protect and nurture Spain's artistic heritage. (Among other things, he commissioned Pablo Picasso's famous painting *Guernica*, which dramatized fascist aggression against the Spanish populace).[viii] After the Republic fell in 1939, Renau found refuge in Mexico, where he continued his artistic work and development.

While this is not an exhaustive list of the muralists who worked at the Casino, it should suffice to show that this was no ordinary hotel. Rather, it was a site at which, through the dedicated efforts of a highly sophisticated patron of the arts, works by leading lights of several generations of Mexican art came to be collected. As a result, the Casino became widely known in artistic and intellectual circles. The complex came to incorporate an art gallery, a theatre, and a school of ceramics that developed a widespread reputation. Leading orchestras, theatre groups, and other touring artists frequently performed at the Casino, and it was immortalized both in British novelist Malcolm Lowry's masterwork, Under the Volcano, which takes the Casino for its setting, and in American director John Huston's film of the same name, parts of which were filmed there.

It is this wealth of cultural history that made the Company's purchase of this property controversial and which accounts for the widespread protest at the demolition of the Casino by Costco and its Mexican partner company in 2002. This also explains why many people find inadequate the Company's stated plan to display the Casino de la Selva murals (which it says it has rescued and is having restored) in a cultural center on the property. As Siqueiros himself wrote, speaking of murals, "Monumental painting lives the life that the wall lives."[ix] When the buildings that murals were designed to adorn have been destroyed, something intrinsic to the artwork has also been destroyed, even if it is possible to somehow remove the mural from its original site. In addition, many people find the idea of a Costco-sponsored "cultural center" a poor substitute for the very rich and vibrant cultural center that the Casino itself represented.

In the fall of 2002, in response to a request from a group of concerned citizens in Cuernavaca, the International Ombudsman's Centre for the Environment and Development (OmCED)[x], a nonprofit organization concerned with issues of sustainable development, conducted a study of the Casino de la Selva controversy. The OmCED report, which was issued in January of this year and can be accessed online at *http://www.omced.org/MEXICO_CUERNAVACA.pdf*, concluded that there had been negligence on the part of the government agencies involved in the approval of the project, and that these agencies had frequently failed to coordinate adequately with one another. It also noted that although Costco may not have been primarily responsible for the destruction of the Casino, the company's reputation had been damaged by its association with what the report called "a cultural (and to a lesser extent, environmental) crime of great proportions."[xi]

While we have relied in our review of this matter solely on published academic sources, a great deal of information regarding the importance of the artists and architect of the Casino can be obtained through simple Google searches.

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[i] Román Piña Chan, The Olmec: Mother Culture of Mesoamerica Ed. Laura Laurencich Minelli (New York: Rizzoli, 1989),p. 9.

[ii] See, for example, the discussion of Candela in Jacqueline Barnitz's Twentieth Century Art of Latin America (University of Texas: Austin, 2001), p.181 and following.

[iii] See, for example, the chapters on Mexican muralism in: Dawn Ades, Art in Latin America: The Modern Era 1820-1980 (Yale University Press: New Haven, 1989); Jacqueline Barnitz, Twentieth Century Art of Latin America (University of Texas: Austin, 2001); Edward J. Sullivan, ed., Latin American Art in the 20th Century (Phaidon: London, 1996); and Marta Traba, Art of Latin America 1900-1980 (Inter-American Development Bank, distributed by Johns Hopkins: Baltimore, 1994).

[iv] Leonard Folgarait, So Far From Heaven: David Siquieros' The March of Humanity and Mexican Revolutionary Politics (Cambridge University Press: Cambridge, 1987), p. 47-48.

[v] For more on Dr. Atl, see all the sources cited in note 3 above, as well as: Antonio Rodriguez, History of Mexican Mural Painting (G.P. Putnam's Sons: New York, 1969).

[vi] See, for example: Antonio Rodriguez, History of Mexican Mural Painting (G.P. Putnam's Sons: New York, 1969) for information on Gonzalez Camarena, Reyes Meza, Orozco Rivera and Messeguer; Leonard Folgarait, So Far From Heaven: David Siquieros' The March of Humanity and Mexican Revolutionary Politics (Cambridge University Press: Cambridge, 1987) for information on Jorge Flores' early work under Siquieros; and Shifra M. Goldman, Contemporary Mexican Painting in a Time of Change (University of Texas: Austin, 1981) for the chapter on Messeguer.

[vii] For more on Icaza, see the works by Jacqueline Barritz, Shifra M. Goldman, and Antonio Rodriguez cited above.

[viii] See Joan Fontcuberta, "Josep Renau: 'The American Way of Life,'" Aperture 153 (Fall 1998): 26-31.

[ix] Quoted in Leonard Folgarait, Mural Painting and Social Revolution, 1920-1940: Art of the New Order (Cambridge University Press: Cambridge, 1995), p.27.

[x] OmCED's mission is to encourage sustainable development practices through nonadversarial, impartial investigations and conflict mediation In situations where multiple stakeholders disagree about a development project, and where existing mechanisms for dealing with the issue are lacking or inadequate, OmCED conducts impartial inquiries and seeks to facilitate solutions. OmCED was founded in 2000 as a partnership between the Earth Council Foundation and the World Conservation Union. The Earth Council Foundation was founded in the wake of the United Nations Conference on Environment and Development, often referred to as the "Earth Summit," that was held in Rio de Janeiro, Brazil, in 1992. Now based at the University of Peace in Costa Rica, the Council is a nonprofit, nongovernmental organization whose mission is to mobilize and inform civil society on issues related to sustainable development. (For more information, see www.ecouncil.ac.cr.) The World Conservation Union was founded in 1948 as an association of both governmental and nongovernmental organizations dedicated to ensuring the equitable and environmentally responsible use of the world's natural resources. It currently includes 980 members in 140 countries. (For more information, see www.iucn.org), OmCED is housed in the University of Peace, an institution of higher learning that was founded in San José, Costa Rica, in 1980 under the auspices of the United Nations. It is directed by Ambassador Frans van Haren, a Dutch diplomat who simultaneously serves as Vice-Rector

for Institutional Affairs at the University of Peace and President of the Earth Council. In 2001, van Haren was granted a leave of absence from the Dutch government, which he had represented in Brazil, in order to take up these duties. His previous experience includes service in a wide range of agencies and organizations, including the Dutch Ministry of Foreign Affairs, the International Energy Agency, and the Organization for Economic Cooperation and Development. (For more detail, see www.upeace.org/faculty/vharen.htm.)

[xi] OmCED report, p. 51. The original quotations say that what has happened is "un atentado cultural de grandes proporciones (en menor medida, también ecológico)."

## ALLEGED FALSE STATEMENTS

(a) That the land was public.

The Company's own description of the Background (Part II B. of its letter) states that the property had been acquired by the Mexican government. In common parlance, that land was public property as stated by the Proponent.

(b) That the hotel was architecturally significant.

See the second paragraph of the previous portion of this letter entitled "BACKGROUND", as well as item (c), immediately below.

(c) That the hotel had long been an artistic center with renowned murals.

See the third, fourth and fifth paragraphs of the previous portion of this letter entitled "BACKGROUND".

In addition, I am informed that the only one entitled to initiate a procedure to declare a site to be a landmark is a federal government agency called the National Institute of Fine Arts and Literature (known by its Spanish acronym, INBA). The fact that it failed to do so in the case of the Casino is seen by many people as one of several acts of negligence on the part of the Mexican authorities charged with oversight of the property. As indicated in the OmCED report, another federal agency, the National Institute of Anthropology and History (known by the Spanish acronym INAH) petitioned the INBA in 1997 to take action to protect the art and architecture of the Casino, but this petition was ignored by the INBA. Similarly, in October of 2001, the Citizens Council for Culture and Art, a group of concerned Cuernavaca residents, tried without success to get the government agency to act. Another governmental agency, the National Council for Culture and the Arts, known as CONACULTA, wrote to state and municipal authorities as well as to Costco and its Mexican partner, urging them to protect the art and architecture on the site. Sari Bermudez, the president of CONACULTA, told OmCED that the purpose of the agency's letter was "to protect the murals and architectural work of Felix Candela. We sent letters to the new owners in which we made them aware that the murals were of value to the community and to Morelos [and] that Candela's work was world-renowned." [OmCED Report, p. 11. The Spanish quotations say CONACULTA wrote in order to "proteger a la obra mural y arquitectónica de Félix

Candela. Enviamos cartas a los nuevos dueños, en donde se les advertía que los murales eran de valor importante para la comunidad y para Morelos; que la obra de Candela era mundialmente reconocida."]

Elected officials from across Mexico's political spectrum have also sought to preserve the Casino. In the summer of 2001, the state legislature of Morelos (the state in which Cuernavaca is located) approved a resolution proposed by Representative Marco Antonio Adame Castillo of the PAN (the party of President Vicente Fox) urging the authorities to suspend work on the site and to conserve the cultural, historical, and archeological heritage it contained. [Periódico Oficial, "Tierra y Libertad," Organo del Gobierno del Estado Libre y Soberano de Morelos, 22 August 2001: p. 4.] Later that year, the federal Senate Culture and Education Commission, led by Senator José Natividad González Páras of the PRI (the traditional ruling party in Mexico), passed a resolution recommending that the city government buy the property back from Costco and its partner in order to preserve it. [Carmen Alvarez, "Recomienda Senado expropriación," Reforma, 6 September 2001: 3C.] More recently, in September 2002, federal Senator Jesus Ortega Martinez, who leads the PRD, Mexico's third largest party, filed suit against the people responsible for approving the project, charging that they have committed violations of federal law. This legal complaint states that the Casino was "undoubtedly a symbol of the city" and that it contained "a great wealth of . . . cultural and artistic heritage" that the authorities failed to protect. [Legal document filed September 25, 2002, by Jesus Ortega Martinez and Monica Georgina Rovelo Traslosheros, p. 1. The Spanish quotations say the Casino "ha sido sin duda un símbolo para esta ciudad" and "En él se encuentran una gran riqueza de recursos naturales y de patrimonio cultural y artístico."] The entire complaint can be read on the Senator's website: www.prd.senado.gob.mx/senadorees/nota.lasso?s=1&c=424.

In short, between 1997 and 2002, a range of elected officials, government agencies and private citizens sought by various means to protect and preserve the buildings and murals on the Casino de la Selva site, in recognition of their artistic, architectural, and general cultural significance. The fact that their efforts were ineffectual is seen by many people, including OmCED, as evidence of negligence on the part of the various governmental authorities involved in approving Costco's project.

Finally, it should be noted that the fact that an agency of a third world government has failed to prevent the destruction of the Casino is hardly proof that the Casino was not of great artistic, architectural and cultural value.

(d) That there were pre-Columbian artifacts.

See the first paragraph of the previous portion of this letter entitled "BACKGROUND".

(e) Demonstrations by Cuernavacans.

The Company baldly asserts, without any supporting evidence, that the demonstrators were not Cuernaveacans. It has therefore failed to establish that the Proponent's statement is false.

(f) Mistreatment of protestors.

The Company's statement that the beatings of the protestors "had nothing to do with the Company and the Company is not responsible for the actions of the local police" is flatly contradicted by the official report of the Morelos Human Rights Commission. (It is difficult in the extreme to believe that Costco is unaware of this report, especially in light of the fact that the Proponent had provided a copy of that report to the Company prior to the Company's letter to the Staff dated September 23.) In light of the Company's knowledge of the Report, it is difficult to believe that the Company is not attempting to mislead the Staff. I am informed that an accurate translation of the report by the Morelos Human Rights Commission includes the following in its conclusions:

> It should be pointed out that this Commission considers the acts committed by elements of *the private police in the service of the company* undertaking construction work on the grounds of the former Hotel Casino de la Selva to have been arbitrary, and to have departed from their realm of competence, because these acts transpired in a public thoroughfare and not within the space that the Hotel Casino de la Selva had occupied and for which they were hired. As a consequence, *these acts violated, in an arbitrary manner, the rights of the demonstrators* who were conducting a largely peaceful and respectful demonstration. (Emphasis supplied.) [Comisión Estatal de Derechos Humanos de Morelos, ruling of March 12, 2003, p. 35. The original Spanish quotation reads: "Cabe señalar que los actos realizados por elementos de la Policía Privada al servicio de la empresa que realiza obras en el establecimiento del ex Hotel Casino de la Selva, este Organismo considera que fueron arbitrarios, toda vez que salieron del esquema de su ámbito competencial, toda vez que dichos actos los realizaron en vía pública y no dentro del lugar que ocupaba el Hotel Casino de la Selva, en el cual fueron contratados, violentando como consecuencia en forma arbitraria los derechos de los manifestantes que en ese momento realizaban su manifestación en forma por demás pacifica y respetuosa."]

A copy of the entire Report will be forwarded by the Proponent to the Staff under separate cover (having been previously forwarded to Costco).

(g) Amnesty International.

The Company next asserts that the Amnesty International Report for 2003 "can hardly be said to have 'expressed concern' about events in Cuernavaca—the report did nothing more than note 'allegations' of excessive force." Here again, we fear the company is being disingenuous. As any reader of an Amnesty International Report can attest, the organization routinely speaks of "allegations" of human rights violations or of abuses that have "reportedly" occurred, because it is compiling data on events that have not yet received the scrutiny of a court of law. We therefore believe that if an allegation has been included in an Amnesty International report, it is fair to conclude that Amnesty is concerned about it.

(h) Artist's lawsuits.

Although press reports indicate that three artists have sued or plan to sue [see, e.g., López, Sergio Raul. "Asegura que su mural estaba en buen estado," *Reforma*, 8 November 2002, 8C], it is true that the Proponent is aware of an actual suit having been filed by only one artist. The Proponent is therefore willing to amend the sixth paragraph of the Whereas Clause to substitute the words "one muralist" for the words "three muralists" at the outset of the paragraph. In addition, the Proponent is willing to make two other changes in this sentence: (i) by substituting the words "for copyright infringement" for the words "for destroying their work"; and (ii) in light of Costco's claim that it has permitted access to the murals by a single artist, by substituting the words "some of the artists" for the words "the artists" toward the close of the paragraph.

(i) Federal lawsuit.

I am informed that the lawsuit was filed in September 2002 by Senator Jesus Ortega Martinez, who leads the PRD, Mexico's third largest party. It charges that people responsible for approving the project committed violations of federal law when they failed to protect the Casino's cultural and artistic heritage. [Legal document filed September 25, 2002, by Jesus Ortega Martinez and Monica Georgina Rovelo Traslosheros, p. 1. The Spanish quotations say the Casino "ha sido sin duda un símbolo *para esta ciudad*" and "*En él se encuentran una gran riqueza de recursos naturals y de* patrimonio cultural y artistico."] As previously noted (item (c) above), the legal complaint states that the Casino was "undoubtedly a symbol of the city" and that it contained "a great wealth of . . . cultural and artistic heritage" that the authorities failed to protect. I am infomed that Senator Ortega has held two press conferences regarding this lawsuit that were covered extensively by the Mexican press. In addition, the lawsuit itself is available on the Senator's website: www.prd.senado.gob.mx/senadorees/nota.lasso?s=1&c=424.

(j) California controversies.

The statements made by the Proponent are true; as is the additional statement that Costco has inexplicably failed to mention, set forth in the Supporting Statement (second sentence) that explicitly states that the "*conflicts surrounding its California stores were eventually resolved*". (Emphasis supplied.)

For the foregoing reasons, no portion of the Proponents' shareholder proposal, as proposed to be amended as set forth in paragraph (h) above, is excludable by virtue of Rule 14a-8(i)(3) or Rule 14a-9.

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In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: David R. Wilson
Julie Tanner

To Grace Lee
SEC
FAX 202-942-9525

From Paul M. Neuhauser (941-349-6164)

Re: Costco Wholesale Corp
Shareholder Proposal

Number of pages, including this page = 12

# HellerEhrman
ATTORNEYS



November 13, 2003

David R. Wilson
Shareholder
dwilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

*Via Federal Express*

25843.0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

**Re: Omission of Shareholder Proposal Submitted by Christian Brothers Investment Services, Inc.**

Ladies and Gentlemen:

This letter responds to the letter of Christian Brothers Investment Services, Inc. ("CBI") of November 5, 2003, in which CBI opposes the proposed omission by Costco Wholesale Corporation (the "Company") of the shareholder proposal submitted by CBI from the Company's proxy statement and form of proxy.

Initially, it is important to focus on the text of the proposal, rather than the broader characterization that CBI ~~is relying~~ upon:

> THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Costco to develop a policy for land procurement and use that incorporates social and environmental factors. A report on this policy and its implementation shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004.

This proposal could not be more clearly concerned with ordinary business operations. A fundamental component of the Company's business is the acquisition and development of sites for new warehouses. As with the process for any significant real estate development project, there can be local opposition to the development of a warehouse due to concerns over environmental impacts, traffic, the effects on surrounding merchants and a myriad of other issues that vary from site to site. To obtain the required governmental permits to develop its warehouses and to maintain the goodwill of those upon whom it is hoping will be loyal members, the Company must be sensitive to and seek to satisfy these various local constituencies. A "one size fits all" procurement policy as requested by CBI would significantly interfere with the ability of the Company to manage its development process.

Second, CBI's letter reinforces that what is actually being sought is a public forum for CBI's opposition to the development of a Costco warehouse in Cuernavaca, Mexico (a warehouse that has been completed and is operating). The lengthy "Whereas" clauses that precede the actual proposal show that this is not a broad-based dispute about land procurement. It is an inappropriate use of the proxy rules to allow CBI or any other group that opposes one of the Company's developments to use the Company's proxy statement as a means to publicize its opposition to the Company's development plans by submitting shareholder proposals purporting to involve broad policy issues.

Third, the Staff letters cited by CBI do not apply here. The proposal in *Xcel Energy* letters cited by CBI dealt specifically with impacts upon a particular tribe and other indigenous peoples. CBI's proposal makes no reference to the rights of indigenous peoples. Similarly, *American Eagle Outfitters* deals with a specific request for the company to commit to full implementation of human rights standards by its international suppliers and in its international production facilities. There is simply no mention of human rights standards in CBI's proposal. Similarly, *McDonald's* concerns a proposal regarding human rights in China. CBI's adding a reference to "environmental and social factors" in a proposal that deals with the nuts and bolts of real estate acquisition and development cannot overcome the ordinary business operations exclusion. If the addition of these four words were all that were necessary, the exclusion would become only a meaningless trap for the unwary and not a device for promoting the basic principle of corporate law that shareholders do not manage the day to day affairs of the corporation.

Fourth, the prelude to CBI's proposal contains numerous instances of unsupported innuendo and speculation. CBI has not provided sufficient support for the accuracy of its allegations, as is its burden. These unsubstantiated statements include:

- That "the land was public". In fact, the property was never open "to the public" in any meaningful sense of the word, nor was it ever "public" property even though it was eventually acquired by the Mexican government in 2000 after the then current owner defaulted on its tax obligations. The property was first opened as a hotel and casino in 1931; the casino was closed in 1934 after gambling was outlawed in Mexico and the property was operated as a luxury hotel for several decades thereafter. Over time the property became run down, lost its reputation as a "fashionable" destination and eventually was closed. At all times that the property was open to the "public" as a hotel it catered to an exclusive clientele and it is doubtful that the average Cuernavacan ever had access to the property for any social or cultural reasons whatsoever. After finally closing over ten years ago the property (together with several other hotel properties located throughout Mexico) was conveyed by the owner to the Mexican tax authorities in lieu of foreclosure. As required by Mexican law, the property was sold by the Fidecomiso Liquidador de Instituciones y Organizaciones Auxiliaries de Credito ("FIDELIQ"), an agency of the Mexican federal government charged with liquidation of seized and foreclosed assets. Under Mexican law, having acquired the property through a tax default, FIDELIQ was required to sell the property through public auction and there was no discretionary authority on the part of the acting government agencies to convert the property to a park or other public use as

CBI's statements infer. The failure to mention these facts, which are well-known, is highly misleading because elsewhere in its supporting statement CBI is attempting to give the impression that the site was a vibrant community center when in fact during its years of operation it catered exclusively to wealthy clientele and thereafter it was closed and guarded with no access to the property whatsoever save on two or three rare occasions when the grounds were opened to host public events.

- That the hotel was "architecturally significant". While the hotel was a notable destination in Cuernavaca, it consisted of a number of buildings and facilities built over time with no consistent architectural plan or theme. The only structure on the property of any remote "architectural significance" was the theater building designed by Fexlix Candela in his signature "parabolic" style. While Mr. Candela's designs are unique and striking, the building techniques used to construct his vaulted concrete ceilings has proven to be less than durable and many of the buildings he designed throughout Mexico have been demolished due to construction and design deficiencies. At the time the Company acquired the Cuernavaca property it discussed with the government the possibility of preserving the Candela building. It was determined, however, that the building, which had been left open and exposed to the elements for many years, was unsafe and beyond repair (as was the case with virtually all of the structures left on the property). Instead, it was agreed that a reproduction of the building in the exact form of Candela's design would be constructed using appropriate materials and construction techniques. This building has now been completed and is operating as a restaurant on the site. It is again highly misleading of CBI to suggest that any of the structures on the property could have been preserved in the name of "architectural significance" when at the time the Company acquired the property the structures thereon were abandoned and left open to the elements for a decade or more and, without exception, were deteriorated beyond repair or restoration.

- That there were "pre-Columbian artifacts" on the site. As a condition to obtaining its development permits the Company was required to fund an extensive archeological survey of the entire property conducted by the National Institute of Anthropology and History ("INAH"), an agency of the Mexican government charged with preserving the nation's archeological and historical heritage. The survey took approximately three months and was completed in April 2002. The INAH's final report concluded that notwithstanding the presence of a small number of pot shards and similar objects that were severely damaged due to prior construction, there were no items of archeological significance on the property. CBI has not provided any reason for ignoring the report of the INAH, which is respected throughout the world for its work, nor has it provided any evidence that any items of archeological significance were ever located on or discovered at the site.

- That "Thousands of Cuernavacans demonstrated..." The CBI has simply failed to provide any evidence of the numbers involved in demonstrations.

- That the Company "mistreated" or violated the human rights of protestors. The Company's security personnel, employees or other agents did not in any way interact with the protestors who were arrested for blocking public roads in front of the property. The supporting statement gives the impression that "Costco's security personnel" beat or arrested protestors, but nothing tendered by the CBI shows this. The document proffered states that security personnel of a construction company at the site undertook "arbitrary" acts. Thus, the Company was entirely correct in stating previously that it knew of no report that had concluded that the Company violated any human rights. The reference to the Amnesty International report is likewise misleading. CBI concedes there is no mention of "concern" on the part of AI, only "allegations." Importantly, nothing in the AI report even mentions the Company, and the antecedent "these events" used in the supporting statement falsely implies that AI concluded that "Costco's security personnel" violated people's human rights.

- Misstatements concerning the mural artists. CBI has conceded errors in this regard. It misses the more fundamental point -- the hazard of relying on press accounts as proof of facts. In addition, the CBI's statement that "Costco claims the murals are undergoing restoration" is misleading because it falsely implies that no such process is occurring when it undisputedly is.

The Company should not be forced to provide a public forum in its proxy statement for these type of unsubstantiated allegations.

In view of the foregoing and the other arguments set forth in our original submission to the Staff of the Commission, it remains the Company's intent to exclude the proposal. Accordingly, we respectfully request that the Staff not recommend enforcement action if the proposal is excluded from the Company's proxy materials for its 2004 annual meeting. If you have any questions or require additional information, please contact the undersigned at 206-389-4264.

Sincerely,

David R. Wilson

SE 558973 v1
11/13/03 9:58 AM (25843.0002)

PAUL M. NEUHAUSER
*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164
Fax: (941) 349-6164

Email: pmneuhauser@aol.com

November 24, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Costco Wholesale Corporation

Via fax: 202-942-9525

Dear Sir/Madam:

On November 5, 2003, I wrote to you on behalf of the Christian Brothers Investment Services, which is the beneficial owner of 35,900 shares of common stock of Costco Wholesale Corporation (hereinafter referred to as "Costco" or the "Company"), and which had submitted a shareholder proposal to Costco, in response to the letter dated September 23, 2003, sent to the Securities & Exchange Commission by Heller Ehrman White & McAuliffe on behalf of the Company. I am in receipt of a supplemental letter dated November 13, 2003, sent to the Commission on behalf of the Company, in which Costco attempts (unsuccessfully) to rehash certain of its earlier arguments. We do not deem it necessary to rehash the arguments previously made in our letter of November 5, 2003, and in this letter will address only those new matters that the Company has raised for the first time in its letter.

a.

The Company, for the first time, questions the accuracy of the statement, in the second paragraph of the Whereas Clause, that "thousands" of people demonstrated. There are available a number of websites in English that verify the statement that "thousands" were involved in the demonstrations. (We are prepared to supply additional sources in Spanish, if the Staff so desires.):

The website of the Mexico Solidarity Network reporting on the initial, August 21, protest put the number of participants at 3,000. http://www.mexicosolidarity.org/COSTCO_Cuernavaca.html

An article on the website of Common Dreams gave the same number, this time for protests on Aug 21-22 (according to this account, on August 21, several hundred first demonstrated against Costco and were violently repressed; thousands more then joined a larger protest against both Costco and the police who'd attacked the first protestors). http://www.commondreams.org/views02/0824-03.htm

The Seattle independent media center website says 15,000 at a second protest on August 27 that expressed outrage at the suppression of the first demonstration. http://seattle.indymedia.org/front.php3?article_id=21943&group=webcast

The Civic Front for the defense of the Casino de la Selva, a group of activists Costco hates (and the feeling is mutual), estimates the numbers at the second protest at 20,000. http://www.corpwatch.org/action/PAA.jsp?articleid=3908

b.

The Company again attempts to cast doubt on the connection between the Company and the beatings of the protestors. Costco claims that the paragraph quoted in our earlier letter fails to mention Costco by name. First of all, it is clear from the context that Costco is being referred to. Secondly, at best Costco's arguments are that the beatings were by a subconrtractor rather than by a direct contractor of Costco, a distinction without a difference, Finally, and most importantly, the accuracy of the statement is made clear beyond cavil by the fact that Costco is, in fact specifically accused in other parts of the Report of the Morelos Human Rights Commission. (The quote in our letter of November 5, 2003, was taken from the summary of the Report.) Elsewhere, in the body of the report, is to be found the following:

> "It was demonstrated that . . .members of the private security police employed by the Costco company, which was undertaking construction on the indicated establishment, also participated in the events suffered by Ignacio Rodriguez Oliveros." (p.33) [This follows a conclusion that the protestors against the Casino de la Selva project were beaten and had their human rights violated by the police.

As the report puts it, "the demonstrators suffered acts of violence on the part of the state police."]

---

For the foregoing reasons, as well as the reasons set forth in our letter of November 5, 2003, no portion of the shareholder proposal, as proposed to be amended in the prior letter, is excludable by virtue of Rule 14a-8(i)(3) or Rule 14a-9.

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: David R. Wilson
Julie Tanner

To: Grace Lee
SEC

From: Paul M. Neuhauser

Re: Shareholder proposal submitted to Costco (supplemental letter).

No. of pages, including this page = 4

CBIS Christian Brothers Investment Services, Inc.

RECEIVED
2003 NOV 25 PM 4:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 24, 2003

Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms Lee:

Enclosed is a copy of the Morelos Human Rights Commission report. It is referred to in correspondence from Paul M. Nehauser, Attorney at Law, dated November 5, 2003, Page 9, concerning a challenge to a Christian Brothers shareholder proposal to Costco Wholesale Corporate.

Please feel free to contact me at (212) 490-0800 ext 147 with any questions.

Sincerely,

Julie B. Tanner
Corporate Advocacy Coordinator

90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212-490-0800
Fax: 212-490-6092
(800) 592-8890

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2723
(800) 321-7194

2000 Powell Street
Suite 1200
Emeryville, CA 94608
Tel: 510-644-2247
Fax: 510-644-2121
(800) 754-8177

Web site: www.cbisonline.com

Oficina sede: Madero No. 210 Col. Miraval, Cuernavaca, C.P.622 . Tel. 312-49-42 Fax. 312-66-75

Correo Electrónico: cedh@cableonline.com.mx
Página de Internet:http://www.cedhmor.org

OFICIO Nº 157 .- LIC. SERGIO A. ESTRADA CAJIGAL RAMÍREZ.
GOBERNADOR CONSTL. DEL ESTADO.
P R E S E N T E.

OFICIO Nº 1579.- SR. EDUARDO BECERRA PEREZ.
SECRETARIO DE GOBIERNO DEL ESTADO.
P R E S E N T E

OFICIO Nº 1580.- LIC. GUILLERMO TENORIO AVILA
PROCURADOR GENERAL DE
JUSTICIA DEL ESTADO. P R E S E N T E

OFICIO Nº 1581.- LIC. JESÚS SEBASTIÁN ISUNZA GUTIERREZ.
SECRETARIO DE SEGURIDAD PUBLICA
DEL ESTADO.- P R E S E N T E

OFICIO Nº 1582.- LIC. BERNARDO ROCHA REYES.
SUBSECRETARIO DE READAPTACION SOCIAL
DEL ESTADO.- P R E S E N T E

OFICIO Nº 1583.- ING. JOSE RAUL HERNÁNDEZ AVILA
PRESIDENTE MUNICIPAL CONSTL.
CUERNAVACA, MORELOS

OFICIO Nº 15 4 ING. ANSELMO SOTELO PARRA
SECRETARIO DE SEGURIDAD PUBLICA Y
TRANSITO METROPOLITANA.- P R E S E N T E

OFICIO Nº 15 .- ING. JESÚS SOTELO ORTEGA
SECRETARIO DE DESARROLLO URBANO Y
OBRAS PUBLICAS DEL H. AYUNTAMIENTO DE
CUERNAVACA, MORELOS

OFICIO Nº 15 .- LIC. MIGUEL ANGEL CALVO BARRAGÁN
DIRECTOR DEL CENTRO ESTATAL DE
READAPTACION SOCIAL "MORELOS"
ATLACHOLOAYA, MORELOS.

OFICIO Nº 158 .- SUSANA DIAZ PINEDA
Calle Salazar No. 5 antes 2 .- Centro
Cuernavaca, Morelos.

OFICIO Nº 158 .- ADRIANA MUJICA MURIAS
P R E S E N T E

OFICIO Nº 158 .- JUAN IGNACIO SUAREZ H APE.
P R E S E N T E

En los autos de los expedientes acumulados números 473/2002-1, 475/2002-3, 557/2002-1, 605/2002-1, 613/2002-1, 617/2002-1, 706/2002-1 y 714/2002-1, formuladas por integrantes del "Frente Cívico Pro-Defensa del Casino de la Selva", se dictó unas resolución que a la letra dice: - - - - -

CUERNAVACA, MORELOS, A DOCE DE MARZO DEL AÑO DOS MIL TRES. - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

V I S T A S para resolver las presentes quejas acumuladas números 473/2002-1, 475/2002-3, 557/2002-1, 605/2002-1, 613/2002-1,



Visitaduría Regional Oriente:
Calle Lourdes No. 702
Col. Manantiales
C.P. 62749 Cuautla, Mor.,
Fax 01 735 3-83-30
Tel 01 735 3-33-99

Visitaduría Regional Sur Poniente: Calle Hidalgo No.47
Esq. Matamoros, Col. Centro,
C.P. 62630
Mazatepec, Mor.,
Tel. 01 737 3-13-81

Visitaduría Regional Sur:
Calle Santos Degollado No. 205
Col. Centro,
C.P. 62900
Jojutla, Mor.,
Tel. 01 734 2-01-78

**617/2002-1, 706/2002-1 y 714/2002-1,** formuladas por integrantes del **"Frente Cívico Pro-Defensa del Casino de la Selva"**, por actos de servidores públicos adscritos al H. Ayuntamiento Constitucional de esta ciudad capital, y de elementos de la Policía Ministerial del Estado, adscritos a la Procuraduría General de Justicia del Estado, así como las ampliaciones de queja y la ampliación formulada por **ADRIANA MUJICA MURIAS,** por actos de servidores públicos adscritos al Centro Estatal de Readaptación Social "Morelos", de Atlacholoaya, Morelos; y, - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

I.- Mediante comparecencia de veintiséis de junio del dos mil dos, **SUSANA MARGARITA DIAZ PINEDA**, integrante del "Frente Pro Defensa del Casino de la Selva", manifestó que encontrándose en manifestación de protesta por las obras que se realizan en el establecimiento ya indicado, ubicado en el domicilio bien conocido de esta ciudad capital, aproximadamente a las 5:30 horas, -al parecer- elementos de la Policía Preventiva Metropolitana acudieron a la entrada del "Casino de la Selva", ubicado en la Avenida Leandro Valle, frente al Banco Nacional de México y con una máquina quitaron el pilar de piedra que se encontraba en la entrada del mencionado establecimiento con la imagen de la virgen de Guadalupe, abrieron la puerta, introduciéndose aproximadamente veinte personas, desalojando al grupo del Frente Pro Casino de la Selva. Que para evitar un enfrentamiento de mayores consecuencias entre el mencionado grupo y el personal del Ayuntamiento, solicitó la presencia en aquel lugar del Primer Visitador de este Organismo, a fin de que se diera fe de tal hecho, sin que las autoridades señaladas como responsables tuvieran orden alguna expedida por autoridad competente. El Primer Visitador de este Organismo se constituyó en el lugar de referencia, sin encontrarse elemento alguno de la fuerza pública que pretendiera desalojar a los manifestantes, encontrándose en la puerta de acceso aproximadamente nueve personas y una de las manifestante sostiene en sus manos una esfinge de bulto (barro) de la virgen de Guadalupe. Algunas personas se encuentran sentadas sobre un montón de piedras de mina, en la puerta de entrada se encuentra un camión de carga con caja metálica con anuncios del

Oficina sede: Madero No. 210 Col. Miraval, Cuernavaca, C.P.62270 Tel. 312-49-42 Fax. 312-66-75
Correo Electrónico: cedh@cableonline.com.mx
Página de Internet:http://www.cedhmor.org

refresco Pato Pascual, impidiendo el acceso al interior del establecimiento. ----------------------------------------

II.- Mediante escrito de veintiocho de junio del dos mil dos, los señores MIGUEL GOMEZ, ARTURO ALDAY, OLIVA RAMÍREZ LOBATO, PILAR CONTLA REYES, PABLO VALDEZ MARTINEZ, CRESCENCIANO VALDEZ, SUSANA DIAZ PINEDA Y VERA CISNIEGA, integrantes del "Frente Cívico Pro Defensa del Casino de la selva, formularon también queja señalando como hechos que desde el 16 de junio del 2002, el grupo de ciudadanos denominado "Frente Cívico Pro defensa del Casino de la Selva", conformado por diversas organizaciones sociales, políticas, ecológicas y culturales, haciendo uso de sus derechos constitucionales, -de libre manifestación y expresión -de manera pacifica-, iniciaron un plantón en el paradero de la Selva, de la colonia del mismo nombre de esta Ciudad, en defensa del "Casino de la Selva", sufriendo el hostigamiento por parte de diferentes individuos que les toman fotografías, los filman desde corta distancia, concurren a sus asambleas, personas desconocidas y por sus características físicas y ropa, con actitudes sospechosas, presumen los reclamantes que se trata de policías vestidos de civiles. Que alrededor de las 5:30 horas del pasado 26 de junio del 2002, compañeras y compañeros integrantes del referido Frente Cívico Pro Defensa del Casino de la Selva, que pernoctaron en vigilancia del plantón, fueron agredidos por personas del sexo masculino uniformadas y con perros controlados por ellos mismos, los cuales eran azuzados para que atacaran a sus compañeros,. Destruyendo una casa de campaña que mantenían afuera del predio en cuestión; que en este mismo incidente, un hombre a bordo de una máquina trascabo de dirigió contra los manifestantes, retirando piedras e imágenes religiosas, poniendo en riesgo la vida de



Visitaduría Regional Oriente: Calle Lourdes No. 702 Col. Manantiales C.P. 62749 Cuautla, Mor., Fax 01 735 3-83-30 Tel. 01 735 3-33-99
Visitaduría Regional Sur Poniente: Calle Hidalgo No.47 Esq. Matamoros, Col. Centro, C.P. 62630 Mazatepec, Mor., Tel. 01 737 3-13-81
Visitaduría Regional Sur: Calle Santos Degollado No. 205 Col. Centro, C.P. 62900 Jojutla, Mor., Tel. 01 734 2-01-78

los manifestantes, hechos éstos que ocurrieron fuera del predio, es decir en la vía pública; que el 28 de junio del 2002, aproximadamente a las 16:19 horas, una persona desconocida del sexo masculino, se dirigió al manifestante PABLO VALDES MARTINEZ, para informarle que minutos antes había visto entrar un camión lleno de policías por la puerta del Casino de la Selva, que se encuentra sobre la calle de Vicente Guerrero, previniéndole que tuviera cuidado con sus manifestaciones; que debido al entorno político- social del conflicto, el cual es del dominio público, los integrantes del "Frente Cívico Pro-Defensa del Casino de la Selva" están en riesgo de sufrir agresiones físicas y/o actos de represión por parte de las autoridades, además de estar sujetos a una constante presión psicológica. - - - - - - - - - - - - - - -

III.- Las personas anteriormente referidas MIGUEL ANGEL GOMEZ, ARTURO ALDAY, SUSANA DIAZ PINEDA y PILAR CONTLA con escrito de siete y presentado en este Organismo el 11 de agosto del 2002, ampliaron su queja manifestando que el hombre de gorra que aparece en el video dirigiendo la mencionada agresión, trabaja en el Ayuntamiento de Cuernavaca, ya que es personal asignado a la Secretaría de Obras Públicas; que las declaraciones realizadas a los medios el 6 de agosto del mismo año por el señor Jesús Sotelo Ortega, Secretario de Desarrollo Urbano y Obras Públicas del Ayuntamiento de Cuernavaca, en el sentido que los inversionistas de Cotsco estarían en toda libertad de ejercer su derecho para poder despejar las entradas al predio del "Casino de la Selva", en esos momentos están bloqueadas por integrantes del Frente Cívico Pro Defensa del Casino de la Selva, es una incitación que se hace a los particulares, para que nuevamente ejerzan la violencia contra la integridad de los que nos manifestamos pacíficamente. - - - - - - - - - - -

IV.- RAMIRO FLORES SOLANO y SUSANA DIAZ PINEDA con escrito de 16 de agosto del año en curso, manifestaron solicitar la presencia de un Visitador en el predio del Casino de la Selva, para que diera fe de los trabajos que al interior del predio se vienen realizando, esto a pesar de que el licenciado Sergio Estrada Cajigal Ramírez, Gobernador Constitucional del Estado, vía telefónica les informó que le

CEDH MORELOS
"El Ser ... Humano"

Oficina sede: Madero No. 210 Col. Miraval, Cuernavaca, C.P.62270 Tel. 312-49-42 Fax. 312-66-75

Correo Electrónico: cedh@cableonline.com.mx
Página de Internet:http://www.cedhmor.org

había solicitado el 15 del mes y año citado al Ing. José Raúl Hernández Avila, Presidente Municipal de Cuernavaca, suspendiera los trabajos, mismos que se estaban llevando a cabo de manera ilegal, como tal determinación no se atendió, solicitaron la presencia del Visitador para que se diera fe de que se estaba violando la Ley por la empresa Cotsco, por lo consiguiente, personal de Visitaduría de este Organismo Local se presentó en el establecimiento anteriormente indicado, constatando que diversos árboles plantados en el interior del mencionado establecimiento se encuentran banqueados, es decir circulados y protegidos en sus raíces con un plástico de color negro, haciendo un círculo, apreciándose también que una parte del edificio central de lo que constituía el "Casino de la Selva", se encontraba demolido.-----------------------------------------

V.- Asimismo el señor Florencio López Valverde en comparecencia de 21 de agosto del 2002, formuló queja a favor de miembros integrantes del movimiento "Frente Cívico Pro Casino de la Selva", los cuales se encontraban manifestándose en la vía pública, quienes aproximadamente a las 20:00 horas fueron desalojados y con lujo de violencia remitidos a los separos de la Policía Judicial del Estado, por parte de gran número de elementos de diversas corporación de policía, igualmente MARIA DEL PILAR GONZALEZ VERA formuló queja a favor de ALBERTA PACHECO SÁNCHEZ, LIZBETH TERRONES PACHECO Y ZAIRA YEMINA TERRONES PACHECO, quienes también habían sido detenidas y con lujo de violencia remitidas a disposición del Ministerio Público, al encontrarse en el área cercana al Casino de la Selva, interviniendo en su detención varios elementos de policía, perteneciente al Estado. Personal de la Primera



Visitaduría Regional Oriente:
Calle Lourdes No. 702
Col. Manantiales
C.P. 62749 Cuautla, Mor.,
Fax. 01 735 3-83-30
Tel. 01 735 3-33-99

Visitaduría Regional Sur Poniente: Calle Hidalgo No.47
Esq. Matamoros, Col. Centro,
C.P. 62630
Mazatepec, Mor.,
Tel. 01 737 3-13-81

Visitaduría Regional Sur:
Calle Santos Degollado No. 205
Col. Centro,
C.P. 62900
Jojutla, Mor.,
Tel. 01 734 2-01-78

Visitaduría de la Comisión Estatal de Derechos Humanos, seguidamente se constituyó en el área de las oficinas de la Policía Ministerial del Estado, entrevistando a los detenidos

1.- MARIA ROMAN ARROYO

2.- FRANCISCA ATALA RODRIGUEZ OCAMPO

3.- LIZBETH TERRONES PACHECO

4.- ADRIANA MUJICA MURIAS

5.- VERÓNICA JARAMILLO SALGADO

6.- ALBERTA PACHECO SÁNCHEZ

7.- ZAIRA YEMINA TERRONES PACHECO

8.- MARIA VELA GARDUÑO

9.- ABRIL GONZALEZ SOTELO

10.- FLORA GUERRERO GOFF

11.- ESTELA RAMOS FELICIANO

12.- MARIA SOFIA MORENO HOMPAMERA

13.- ARGÍ SOFIA PEREZ MORANO

14.- ABRAHAJAM GORDILLO JAIMES

15.- FLORES SOLANO ANGEL RAMIRO

16.- BARRERA MANDUJANO OMAR

17.- GABRIEL RIVAS RIOS

18.- ANGEL ARIAS

19.- OSCAR MENÉNDEZ ZAVALA

20.- ARNULFO ANDRADE HERNÁNDEZ

21.-FRANCISCO JAVIER TÉLLEZ SEGURA

22.- ALBERTO MOLINA DE LA CRUZ

23.- SAMUEL JARAMILLO SALGADO

24.- PIETRO MARIA FRANCESCO AMEGLIO PATELLA

25.- HECTOR MERA CAMACHO

26.- LUIS MAXIMINO AGUIRRE MENDOZA

27.- PLACIDO MARIANO GERARDO

28.- MIGUEL ANGEL GUERRERO GARRO

29.- CHARLES POLLAR GOFF

30.- JESÚS KINGLER COLIN Y

31.- JUAN IGNACIO SUAREZ HUAPE.

Oficinas sede: Madero No. 210 Col. Miraval, Cuernavaca, C.P.62270 Tel. 312-49-42 Fax. 312-66-75

Correo Electrónico: cedh@cableonline.com.mx
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32.- FLOR MONRROY ROMAN y HECTOR EDUARDO LEYVA OLIVO menores de edad a quienes se les puso en libertad y fueron entregados a personas interesadas, según acta circunstanciada de 10:15 horas del 21 de agosto del 2002, la cual corre agregada en autos. Procediéndose a realizar diversas tomas fotográficas, para corroborar los hechos antes referidos.-----------------------

Las personas mencionadas, ratificaron la queja formulada a su favor quienes presentaron equimosis y excoriaciones en diferentes partes del cuerpo, especialmente en los brazos, sin consecuencias graves que ameriten hospitalización o pongan en peligro su vida, encontrándose el señor SUAREZ HUAPE en la oficina del entonces Comandante de la Zona Metropolitana de la Policía Ministerial del Estado, Alain Pano Vega, posteriormente en el Hospital Regional número 1, del IMSS ubicado en la Avenida Plan de Ayala de esta ciudad capital, se entrevistó a Charles Pollar Goss, a quien se le tomó declaración ministerial en relación a las lesiones que presentó CAROLINA MIRANDA VALLEJO, elemento de la Policía Ministerial el estado, y quien se dice fue lesionada en el momento de realizar operativo de detención de miembros del Frente Cívico Pro Defensa del Casino de la Selva, encontrándose Pollar Goss asistido en su declaración ministerial por el licenciado Camacho, en su carácter de defensor particular y miembro de la Comisión Independiente de Derechos Humanos, relacionándose los hechos con la averiguación previa SC/7ª/230/0/08, por el delito de lesiones en agravio de la aludida CAROLINA MIRANDA VALLEJO.---------------------



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Personal de Visitaduría del Organismo Local Defensor de Derechos Humanos, en compañía del Doctor Abimelec Morales Quiroz, se apersonó en el Área de Separos de la Policía Judicial del Estado, certificando el estado de salud de los detenidos, minutos antes de que fueran trasladados al Centro Estatal de Readaptación Social de Atlacholoaya, Morelos.- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

VI.- La Comisión Independiente de Derechos Humanos de Morelos, A.C., también formularon queja en relación a los manifestantes detenidos, mismos que quedaron relacionados en líneas anteriores de este apartado, ilustrándose la anterior diligencia con diversas fotografías, las cuales quedan agregadas en autos, apareciendo el grupo de damas y varones manifestantes con el Primer Visitador de este Organismo, licenciado Francisco Ayala Vázquez, así como el licenciado Cuauhtémoc Magdaleno González, Titular de la Visitaduría Regional Sur Poniente - - - - - - - - - - - - - - - - - - - - - - - - -

Dichos actos arbitrarios por parte de elementos de la Policía Ministerial del Estado, fueron del mismo modo transgresores de la periodista NANCY MACHUCA VELÁZQUEZ, registrados bajo el número 609/2002-1, del índice de este Organismo, en la que se denunciaron una serie de violencias físicas que sufrió en su detención del veintiuno de agosto del dos mil dos, cuando la señorita Machuca Velásquez se encontraba en las inmediaciones del ex Hotel Casino de la Selva, realizando un reportaje gráfico sobre las acciones de los manifestantes en el mencionado lugar, cuya reclamación trajo como resultado senda recomendación de cuatro de noviembre del dos mil dos, al Procurador General de Justicia del Restado, al constatarse que existió violación a Derechos Humanos de la referida NANCY MACHUCA VELÁSQUEZ.. - - - - - - - - - - - - - - - - - - - - - - - - - - -

VII.- LILIA M. MORENO SILVA, Visitadora del Centro de Derechos Humanos "Miguel Agustín Pro Juárez", A.C., formuló queja a favor de Defensores de Derechos Humanos del Ex Casino de la Selva, así como de personas de diversas Organizaciones sociales y de Trabajadores de la Empresa Pascual Boing, quienes se manifestaban

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en forma pacífica ejerciendo su derecho a la libertad de expresión, instalando dos vehículos en la calle de Matamoros, de cuyo lugar fueron desalojados con lujo de violencia por parte de elementos de la Policía Preventiva Metropolitana, cuyo hecho sucedió en el transcurso de la mañana del 22 de septiembre del 2002, previo al informe del Gobernador licenciado Sergio Alberto Estrada Cajigal Ramírez y enfrente de la entrada principal del Palacio Legislativo, ubicado en esta ciudad capital. ------------------------------------------

VIII.- Mediante escrito de tres y presentado en este Organismo el 4 de octubre del 2002, MIGUEL ANGEL RODRIGUEZ OLIVEROS formuló queja manifestando entre otras cuestiones que es participante del Frente Cívico Pro Rescate del Casino de la Selva, y en pleno uso de sus derechos, desde hace un año tres meses los integrantes del Frente ya indicado, han intentado evitar la construcción de dos grandes megatiendas en el espacio físico que ocupó el ex Hotel Casino de la Selva, teniendo como principal razón, el hecho de que la construcción de esas dos megatiendas significaría perder uno de los sitios más importantes de la historia del siglo XX en Cuernavaca, y por la ubicación del predio afectaría gravemente el entorno urbano, que al realizar una manifestación pacífica pero enérgica frente a la puerta del Casino de la Selva que da a la Avenida Vicente Guerrero, esto ocasionó que los camiones de carga contratados por la empresa Cotsco no pudieran entrar por esa puerta, existiendo cuando menos en tres de ellas puedan ingresar los camiones, quienes entran y salen por la puerta que da a la Avenida Leandro Valle, que como el reclamante forma parte de la comisión de registro visual del Frente, se dirigió a un sitio desde donde pudiera registrar en video, la actividad



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que máquinas y camiones desarrollan en el predio, que aproximadamente a las 8:52 horas, luego de hacer algunas tomas desde un predio contiguo, un guardia de seguridad de Cotsco le manifestó al reclamante que no podía hacer esas tomas, siendo posteriormente perseguido por dos individuos con aspecto de policías ministeriales, desconociendo el agraviado si son empleados de seguridad de Cotsco, quienes seguramente pretendían quitarle la cámara, el video o agredirlo, sin lograrlo, porque el querellante se retiró del lugar corriendo hasta llegar a la oficina sede de la Comisión Estatal de Derechos Humanos . - - - - - - - - - - - - - - - - - - - - - - - - - - -

IX.- ADRIANA MUJICA MURIAS, mediante escrito presentado a este organismo de Derechos Humanos el 8 de octubre del 2002, amplió queja por actos que sufrió durante su detención y al encontrarse detenida en el área y oficinas de la Policía Ministerial del Estado, así como en la cadena de ingreso hasta su internamiento en el área femenil del Centro Estatal de Readaptación Social "Morelos" de Atlacholoaya, Morelos, cuyos hechos puntualizó en los términos de su escrito de referencia, que aquí se da por reproducido en obvio de repeticiones, que inclusive amplió en acta circunstanciada de 22 de noviembre del mismo año, contándose con la presencia en esta audiencia del licenciado Miguel Angel Delgado Sánchez, autorizado por el área jurídica de la secretaría de seguridad Pública del Estado. -

X.- Este Organismo Local defensor de los Derechos Humanos, solicitó sendos informes a las autoridades tanto del H. Ayuntamiento de esta ciudad capital como del Gobierno del Estado, solicitándose inclusive se tomaran las medidas preventivas y correctivas necesarias, rindiendo los informes correspondientes de acuerdo a los oficios y anexos que corren agregados en autos, inclusive la licenciada Lorena Maldonado Coria, Subdirectora de la Oficina de Derechos Humanos de la Procuraduría General de Justicia del Estado, remitió por instrucciones del Titular de la citada dependencia, copia de la averiguación previa SC/10ª/5134/02-08. - - - - - - - - - - - - - - - - - - - - -

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**XI.-** Según el informe que rinde el señor Ingeniero José Raúl Hernández Avila, Presidente Municipal Constitucional de esta Ciudad Capital, en comunicado PM/219/2002, presentado en este Organismo el dos de julio del año dos mil dos, "no se desprende imputación alguna en contra del personal policiaco de este Ayuntamiento. Por otro lado, anexo al presente copia de la instrucción girada a la Dirección de la Policía Preventiva de la Secretaría de Seguridad Pública y Tránsito Metropolitana, a fin de que se actúe en correspondencia a su solicitud."

El señor Ingeniero Anselmo Sotelo Parra, Secretario de Seguridad Pública y Tránsito Metropolitana, en comunicado DAJ/1640/2002-7, presentado en este Organismo el tres de julio retropróximo, manifestó "los hechos referidos por los quejosos, no se desprende que los mismos sean atribuidos a servidores públicos de esta Secretaria de Seguridad Pública y Tránsito Metropolitana, por lo que en este acto y en vía de informe SE NIEGAN los mismos. Así también me permito informarle que de acuerdo a los archivos existentes en esta Secretaría, no existe ningún auxilio o antecedentes que de elementos policiales metropolitanos acudieran al paradero de La Selva, el día veintiocho de junio del año en curso. ------------

Con escrito de nueve de julio de la misma anualidad, la parte quejosa ofreció como prueba de su parte un videocasete, del cual se visualizó su contenido en acta de siete de octubre de la misma anualidad. En donde se aprecia un operativo en el que intervienen diversos policías, quienes detienen y trasladan en forma por demás forzada y violenta a manifestantes a quienes suben en las cajas de unidades oficiales tanto de policía Preventiva Estatal, como Metropolitana y Policía Ministerial del Estado, al encontrarse los



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Visitaduría Regional Sur Poniente: Calle Hidalgo No.47
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manifestantes en vía pública, de la avenida Leandro Valle de esta Ciudad Capital. - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

El Arquitecto Jesús Sotelo Ortega, Secretario de Desarrollo Urbano y Obras Públicas del H. Ayuntamiento de esta Ciudad Capital, por instrucciones del Ingeniero José Raúl Hernández Avila, manifestó: "1.- Por cuanto hace a los hechos manifestados en la queja número 473/2002-1, relativo a una cinta de video, en la que manifiestan que se observan actos de agresión en contra de diversas personas, que integran ese Frente Cívico, por una persona que trabaja en esta dependencia, al respecto le informo que asistimos puntualmente a la diligencia que se tenía prevista en las oficinas de ese Organismo, para ver y hacer constar en su caso la persona a que refieren los quejosos. Dicha diligencia fue diferida hasta nuevo aviso. 2.- Por cuanto hace a que el suscrito, no ha hecho su tarea con estricto apego a la Ley, le manifiesto que actualmente esta autoridad Municipal, siendo en todo momento respetuosa en salvaguardar los derechos y garantías individuales de los ciudadanos, los cuales se encuentran consagradas en los artículos 14 y 16 constitucional; se sirvió otorgar las licencias de uso de suelo y construcción solicitadas por el apoderado legal de las inmobiliarias C.W.M. y GLESNOVA, quienes son propietarias de los predios que conformaron el ex Casino de la Selva." - - - - - - - - - - - - -

**XII.-** El licenciado Ismael Disciplina Chávez, entonces Director Jurídico de la Secretaría de Seguridad Pública del Estado, en vía de información manifestó: - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

"1.- El veintiuno de agosto del presente año, se recibió en la Secretaría de Seguridad Pública un oficio signado por la licenciada PERLA SALGADO PUENTE, Agente del Ministerio Público de la 12ª Agencia Investigadora, en la que instruye al Superintendente General Cesáreo Carvajal Guajardo, Secretario de Seguridad Pública del Estado, ponga a su disposición doscientos elementos de esa dependencia, con equipo antimotín y sin armas de fuego, para restituir en forma coordinada con la policía Ministerial el orden público y la apertura de las vías de comunicación y así garantizar la seguridad pública; oficio que fue fundamentado en los artículo 16 y 21 de la Constitución

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Política de los Estados Unidos Mexicanos, 2 de la Ley de Seguridad Pública y 14 del Código de Procedimientos Penales en vigor. De lo anterior se advierte: que en ese oficio contiene una orden fundamentada, para poner a disposición de esa Representación Social la fuerza pública, sin referir el lugar ni en contra de quién o quiénes se iba actuar para lograr los fines que en dicho oficio se precisan. Que el artículo 14 señalado, impone el deber de brindar la colaboración al Ministerio Público y el propio artículo 202 en su fracción IV del Código Penal, sanciona con pena de prisión al encargado de la Fuerza Pública que sea requerido por una autoridad competente, para que le preste auxilio se niegue indebidamente a dárselo. 2.- En cumplimiento al oficio referido, el mismo fue enviado al Coordinador General de Seguridad Pública, Comandante Jaime Mateos Sánchez, poniéndose a disposición de la Representación Social, un total de ciento sesenta y cinco elementos operativos con 18 patullas, un autobús y 5 ambulancias del Escuadrón de Rescate y Urgencias Médicas (ERUM), para el caso de que surgiere algún accidente, en donde resultara lesionada alguna persona; esto es como medida preventiva, sin saber de qué se trataba; 3.- Así las cosas y bajo las órdenes de la Representación Social y en coordinación de la Policía Ministerial, la fuerza operativa de la Policía Preventiva Estatal, mencionada procedieron a trasladarse a la avenida Vicente Guerrero de la colonia la Selva de esta Ciudad, yendo como punta de lanza la Ministerial, llegando precisamente a las afueras del inmueble denominado Ex Casino de la Selva, en el que se encontraba un grupo de aproximadamente ciento veinte personas, quienes con piedras bloqueaban esa avenida, utilizando sillas y mantas con diversas consignas, obstaculizando el tránsito vehicular, ocasionando con ello



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un congestionamiento vial, *e incitando con estas acciones la comisión* de diversos delitos y al acercarse a esas personas y comenzar a la apertura de las vías de comunicación como fue ordenado por la Fiscalía indicada a algunas de las éstas (sic), comenzaron agredir verbal y físicamente a la Policía Ministerial, incluso se sabe que lesionaron a una policía de esa corporación; por lo que, ante la flagrancia de delitos de lesiones, ataques a las vías de comunicación y otros, fueron aseguradas aproximadamente de veinticinco a treinta personas, específicamente por elementos ministeriales. Se considera que esa detención fue apegada conforme a derecho, de acuerdo al párrafo cuarto de la Constitución Federal y 144 del Código de Procedimientos Penales en Vigor. 4.- En virtud de que en un oficio signado por la licenciada PERLA SALGADO PUENTE, refería la apertura de vías de comunicación, el Coordinador General de Seguridad Pública solicitó colaboración y apoyo al Secretario de Seguridad Pública y Tránsito Metropolitano, para que en la medida de sus posibilidades le proporcionara elementos con equipo antimotín, sin armas de fuego y grúas para poder así dar cumplimiento a lo ordenado por la Representante Social; actuación que se encuentra debidamente fundamentada en base a la coordinación que existe en materia de Seguridad Pública en los tres niveles de Gobierno, que se advierte en los artículos 21 de la Constitución Federal, 9 fracción VI de la Ley Gen eral que establece las Bases de Coordinación del Sistema Nacional de Seguridad Pública y 79 fracción VII de la Ley de Seguridad Pública. 5.- En la acción Policial, ordenada y encabezada por el Agente del Ministerio Público y la Policía Ministerial; las policías preventivas Estatal y Municipal, no realizaron ninguna detención o aseguramiento de las personas que en los escritos de queja se mencionan, ni mucho menos en contra de diversas personas, únicamente aseguraron diversos objetos que obstruían las vías de comunicación; incluso, algunos vehículos; esta actuación, se considera que se encuentra debidamente fundamentada, porque fue ordenada por el Representante Social, se actuó en flagrante delito y tiene su fundamento en el párrafo primero del artículo 12 y 139 del Código de Procedimientos Penales en vigor. 6.- Por otro lado, el día 22 de este mes, el licenciado Guadalupe Avila Landa, Agente del Ministerio

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Público, Titular de la Cuarta Agencia, envió un oficio dirigido al Coordinador General de Seguridad Pública para que le rindiera un informe detallado de los hechos que dieron motivo de la puesta a disposición de objeto y vehículos y del aseguramiento de las personas JUAN IGNACIO SUAREZ HUAPE; informe que se rindió oportunamente, en el que se advierte que la Policía que practicó las detenciones fue la Ministerial y las Policías Preventiva Estatal y Municipal se abocaron al retiro de mantas, tablones, sillas, tubos y otros objetos, además de unos vehículos; esto también fue por orden del Ministerio Público. 7.- También, se recibió oficio dirigido al Coordinador de Seguridad Pública del Estado, signado por el licenciado Sergio Amador Flores Ramírez, Agente del Ministerio Público, titular de la Novena Agencia a efecto de que designara elementos a su cargo para que se abocaran a resguardar las instalaciones de la Procuraduría General de Justicia y en custodia el traslado de los probables responsables en la indagatoria SC/10ª/5134/02-08, al Centro Estatal de Readaptación Social de Atlacholoaya, Xochitepec, Morelos, misma instrucción que se cumplió por órdenes del Representante Social referido..., 8.- En las condiciones mencionadas, se advierte: a).- La actuación de la Policía Preventiva Estatal, obedeció a una orden del Ministerio Público; b).- Los elementos de esta corporación no detuvieron ni lesionaron a ninguna persona c).- Ante la flagrancia de diversos delitos, la Policía Preventiva Estatal, sólo realizó el aseguramiento de objetos y vehículos d).- La Preventiva Estatal, en todo momento y acción estuvo al mando del Representante Social y se coordinó con la Policía Ministerial para el operativo y así restauró las vías de comunicación y el orden público que se encontraba quebrantando en perjuicio de la



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ciudadanía en general. E).- Los policías preventivos, solo utilizaron equipo antimotín, jamás usaron armas de fuego, F)..- En el operativo intervino el ERUM, sin reportar ningún lesionado y g).- Se considera que la actuación de la Policía Preventiva Estatal en los hechos que se mencionan, fue acorde a los principios de legalidad y seguridad, previstos en los artículos 16 párrafo Cuarto y 17 de la Constitución Federal, 14 y 144 del Código de Procedimientos Penales en vigor, 33 fracciones I, III y VIII de la Ley Orgánica de la Administración Pública estatal, artículos 2, fracciones I, III y V, VI y 32 fracción VIII de la Ley de Seguridad Pública, así como el artículo 5 fracciones I y IX del Reglamento Interior de la Secretaría de Seguridad Pública que rige dicha actuación, misma que no se apartó de todo lo que previenen las disposiciones legales mencionadas. 9.- Ahora bien y en lo que toca a la queja interpuesta por MARIA DEL PILAR GONZALEZ VERA a favor de ALBERTA PACHECO SÁNCHEZ y otras, hacemos del conocimiento de esa H. Comisión Estatal de Derechos Humanos, en la que refieren que si bien es cierto que elementos de esta Dependencia participaron en los hechos antes citados y que se desarrollaron en el lugar conocido como ex Casino de la Selva, también es verdad que en ningún momento se detuvo o se aseguró a persona alguna y por lógica no fueron puestas a disposición ante ninguna autoridad como se ha precisado. Por otro lado, resulta incongruente lo manifestado por la quejosa en el sentido de que las personas que detuvieron y golpearon eran supuestos policías estatales vestidos de color negro y al parecer de la Policía Preventiva estatal, ya que las características del uniforme que se utiliza y se utilizó el día de los hechos, era camisola azul cielo y pantalón azul marino y con equipo antimotín, además de que ella misma pone en duda que personas fueron las que insultaron y en su caso, golpearon a las personas indicadas en su queja y en tal virtud no se puede atribuir este hecho a la Policía Preventiva Estatal...", por otro lado y con respecto a las personas que según fueron detenidas y trasladadas al Seguro Social para ser atendidas médicamente, esta situación no nos consta, ya que en ningún momento se detuvo y trasladó a persona alguna y el ERUM no reportó ningún incidente o lesionado al momento de la detención de los probables, en la restitución del orden público y apertura de las vías de comunicación.

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Por lo que se refiere en su escrito en el sentido de que algunas personas que fueron detenidas no pertenecen al movimiento de Defensa del ex Casino de la Selva y que pasaban casualmente por el lugar, este hecho no es del conocimiento de esta Corporación, ya que se insiste y se repite, la Policía Preventiva Estatal, no puso a disposición del Ministerio Público a ninguna persona, porque precisamente no detuvo a nadie, se limitó a restituir el orden público y a la apertura de las vías de comunicación.... de lo anterior se considera, que si bien es cierto que cualquier persona o personas tienen el derecho de manifestarse y exigir que se les respete o conceda algún derecho que por Ley le corresponda, también es cierto que esas manifestaciones y exigencias deben estar apegadas a la legalidad, sin que con ellas se provoque o se cometan ilicitos, porque una cosa es proteger lo que ellos mencionan y otra es obstruir el paso de los vehiculos que circulan por el lugar, entorpecer la vialidad, incitar a otras personas a que agredan verbal y físicamente a un elemento policial de amenazarlos, insultarlos, lo que viene a ser un hecho que va en contra de lo que las Leyes penales al efecto establecen y con ello, no se puede decir que sea una manifestación como tal, sino que se están provocando y cometiendo diversos delitos, porque en el caso de que éstos no se estuvieran cometiendo, el Agente del Ministerio Público que conoce o conoció de la indagatoria previa, tenía la obligación de dejarlos en libertad, situación que no fue así, porque obviamente si hubo elementos para considerar que si se cometieron esos ilícitos". ------------- -----------

El funcionario informante ofreció como pruebas de su parte diversas documentales que en parte apoyan sus afirmaciones, entre



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Jojutla, Mor.,
Tel. 01 734 2-01-78

otras copia del comunicado de 21 de agosto del 2002, de la licenciada Perla Salgado Puente, Agente del Ministerio Público, dirigido al señor Cesáreo Carvajal Guajardo, entonces Secretario de Seguridad Pública, quien solicitó para la debida integración de la averiguación previa SC/10ª/5134/02-08, se sirviera poner a disposición de la mencionada Agente del Ministerio Público a efecto de coordinarse con la Policía Ministerial, 200 elementos de la Policía Estatal Preventiva con equipo antimotín y sin armas de fuego, para que se restituya el orden público, se aperturen las vías de comunicación y se garantice la seguridad pública. - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

El Ingeniero Anselmo Sotelo Parra, Secretario de Seguridad Pública y Tránsito Metropolitana, en comunicado DAJ/2206/2002-8 de 27 y recibido en este Organismo el 28 de agosto del 2002, en vía de informe manifestó: - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

"El día 21 de agosto del año en curso, se recibió en esta Secretaría de Seguridad Pública y Tránsito Metropolitana, una solicitud vía telefónica y escrita por parte del Superintendente CESAREO CARVAJAL GUAJARDO, Secretario de Seguridad Pública del Estado, para que en apoyo y colaboración de esa Secretaría a su cargo, se designaran elementos policiales con equipo antimotín, para dar cumplimiento a lo solicitado por la Lic. Perla Salgado Puente, Agente del Ministerio Público de la 12ª Agencia Investigadora, mismas que ordenaba que en coordinación con la Policía Ministerial se restituyera el orden público, se aperturaran las vías de comunicación y se garantizara la seguridad pública, con motivo de la manifestación que se desarrollaba entre las avenidas Plan de Ayala y Leandro Valle, posteriormente se recibió el oficio sin número suscrito por la Lic. Adriana Pineda Fernández, Directora General de Averiguaciones Previas y Procedimientos Penales de la Subprocuraduría Metropolitana, a fin de que con fundamento en lo dispuesto por el artículo 16 Constitucional, elementos policiales a mi cargo se constituyeran en las inmediaciones de las instalaciones del que fuera Hotel Casino de la Selva, en virtud de encontrarse personas manifestándose en contra de la construcción de la empresa "COTSCO" y a efecto de verificar que la conducta que realizaban los manifestantes se efectuara dentro del marco legal y en caso contrario se actuara conforme a las facultades inherentes a esta Secretaría de Seguridad Pública en el Estado, por lo anterior elementos policiales adscritos a esta Dependencia, acudieron al lugar únicamente en apoyo de la Secretaría de Seguridad Pública Estatal, Policía Ministerial y Agente del Ministerio Público encargado de llevar a cabo la diligencia para la recuperación de las vías de comunicación que se encontraban bloqueadas por los manifestantes, así como por diversos objeto y vehículos automotores, los cuales fueron retirados y puestos a disposición de la autoridad competente, siendo ésta nuestra única participación de carácter operativa, actuando dentro de las facultades establecidas en los artículos 1, 8, 79 y 80 de la Ley de Seguridad Pública del Estado de Morelos. En relación a las manifestaciones de los quejosos en el sentido de que fueron lesionados al momento de su detención, se niega, en virtud de que nuestra actuación consistió únicamente en lo antes expuesto, llevando a cabo la detención y puesta a disposición ante el Agente del Ministerio Público de los quejosos, **la Policía Ministerial y Policía Preventiva Estatal.** Ahora bien por lo que se refiere a lo manifestado por la quejosa MARIA DEL PILAR GONZALEZ BRAVO, en el sentido que al encontrarse el día de los hechos las CC. ALBERTA PACHECO SÁNCHEZ, LIZBETH TERRONES PACHECO Y ZAIRA YEMINA TERRONES en al área de Casa Blanca en Plaza Cuernavaca, sin ser simpatizantes de ningún grupo, llegaron los **policías uniformados de color negro y al parecer policía preventiva Estatal,** quienes las insultaron y golpearon, siendo trasladadas al Ministerio Público, poniéndolas a disposición; no se desprende que tales hechos sean atribuibles a servidores públicos de esta Secretaria de Seguridad Pública y tránsito

Metropolitana, por lo que en este acto y en vía de informe SE NIEGAN los mismos.". ----------------------------------------

El funcionario municipal informante en apoyo al mismo remitió diversos documentos, entre otros, copia del comunicado de 21 de agosto del 2002, de la licenciada Adriana Pineda Fernández, Directora General de Averiguaciones Previas y Procedimientos Penales de la Subprocuraduria Metropolitana, dirigida al Ing. Anselmo Sotelo Parra, Secretario de Seguridad Pública y Tránsito Metropolitano, de cuyo documento se desprende lo siguiente: ------

"Por este conducto de conformidad con lo establecido por el artículo 16 de la Constitución Política de los Estados Unidos Mexicanos y en base a sus atribuciones de Prevención del delito, comunico a usted que en las inmediaciones de las instalaciones del que fuera Hotel Casino de la Selva, ubicado entre las Avenidas Leandro Valle y Plan de Ayala de esta ciudad de Cuernavaca, Morelos, se encuentra un grupo de personas manifestándose en contra de la construcción de la empresa COTSCO, lo anterior a efecto de que los elementos de la Policía a su cargo verifiquen que la conducta que realizan dichos manifestantes se realice dentro del marco legal y en caso contrario gire sus instrucciones a los elementos policiacos necesarios a su cargo, para que ante la comisión de delito flagrante actúe conforme a las facultades inherentes a su cargo.". ---

**XIII.-** El señor Ing. José Raúl Hernández Avila, Presidente Municipal de Cuernavaca, al dar respuesta a lo solicitado por este Organismo en relación a que se tomaran las medidas necesarias y precautorias correspondientes, a efecto de no afectar la flora y la fauna silvestre del establecimiento del Casino de la Selva, remitió al efecto copia de dos memorándums de fecha 21 de agosto del 2002, dirigidos tanto al Arq. Jesús Sotelo Ortega, Secretario de Desarrollo Urbano y Obras Públicas como al licenciado Juan Alberto Menéndez Serrano, Secretario de Servicios Públicos, Salud y Medio Ambiente, en donde el mencionado Presidente Municipal, les solicitó: en el ámbito de sus atribuciones giraran instrucciones a fin de verificar de que con motivo de los trabajos realizados en el ex hotel Casino de la Selva, no se afectara la flora y la fauna silvestre de ese lugar. - - - - - - - - - - - - - -

**XIV.-** La licenciada Lorena Maldonado Coria, Subdirectora de la Oficina de Derechos Humanos de la Procuraduría General de Justicia, por instrucciones del Titular de la mencionada Dependencia, remitió copia del oficio DAJ/1586/02-4 del señor José Agustín Montiel López, Coordinador de la Policía Ministerial del Estado, del cual se desprende lo siguiente: - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

"Me permito informar que los mismos son totalmente falsos, en virtud de que las personas que fueron aseguradas fueron puestos a disposición inmediatamente del Representante Social, por encontrarse relacionados con la comisión del delito flagrante como se demuestra con el informe de hechos y respectiva puesta a disposición rendida por los agentes comisionados en los actos que motivaron el aseguramiento del ahora quejoso..., que el referido aseguramiento se realizó con estricto apego a derecho y no en divorsa forma como dolosamente lo pretenden hacer, que jamás se violentó garantía individual de persona alguna, ni mucho menos se les causó lesión alguna ni maltrato físico ni psicológico y jamás existieron actos de incomunicación, toda vez que cuando fueron puestos a disposición del representante Social ya no existió participación alguna por parte de los agentes de esta Corporación policíaca y jamás fueron incomunicados, en virtud de que como se ha mencionado siempre se actuó dentro del marco jurídico del derecho, en completa libertad de garantías, haciendo mención que de la propia queja de referencia se desprende que los propios quejosos causaron lesiones a servidores públicos como lo es la C. CAROLINA MIRANDA VALLEJO.". - - - - - - - - - - - - - -

De acuerdo con el informe que rinden los agentes comisionados Marco Antonio Becerril Estrada, Zenaido López Cervantes, Felipe Gómez Ronquillo con el visto de enterado del Comandante Juan Bustos Bahena, todos ellos adscritos a la Dirección de la Zona Metropolitana de la Coordinación General de la Policía Ministerial del Estado, que dirigieron al Agente del Ministerio Público en turno, se aprecia del mismo medularmente lo siguiente: ------------------

"Una vez que se le dio intervención el C. Agente del Ministerio Público a través de la orden de investigación que se origina averiguación previa número SC/10/5134/02-0, motivo por el cual los suscritos en una unidad oficial de Corporación, nos trasladamos al lugar denominado ex Hotel Casino de la Selva, llegando a dicho lugar por la avenida Gobernadores ya que se encuentra ubicado entre las calles de Avenida Vicente Guerrero casi esquina con Pericón de esta ciudad de Cuernavaca, Morelos, lugar donde apreciamos que estaban un grupo de personas de ambos sexos y de distintas edades, mismas que se encontraban bloqueando los cuatro carriles de la avenida antes señalada, impidiendo con ello el tránsito de vehículos particulares, así como de los que prestan el servicio de transporte público, asimismo escuchamos que este grupo de personas expresaban de forma unisona y conjunta la frese **"NO PERMITIREMOS QUE EL GOBIERNO AUTORICE LA CONSTRUCCIÓN DE UN CENTRO COMERCIAL Y SI ES NECESARIO UTILIZAREMOS LA VIOLENCIA"**, asimismo un grupo de personas a las cuales nombraban NACHO HUAPE y FLORA VALLE, quienes lidereaban a estas personas y las incitaban a que no se dejara circular los vehículos, asimismo que de ser necesario utilizaran la fuerza y quien no estuviera de acuerdo con ellos lo detuvieran, también nos percatamos que tenían bloqueadas las vías de acceso al inmueble denominado ex Casino de la Selva, impidiendo con ello la salida de las personas que se encontraban en el interior del predio antes señalado, por último se encontraba un vehículo de la marca Ford, tipo Cougar de color azul marítimo, el cual se encontraba atravesado a lo largo de dos carriles de circulación, lo cual impedía el tránsito vehicular, por lo que al tratar

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Página de Internet:http://www.cedhmor.org

de llevar a cabo la investigación que teníamos ordenada, este grupo de personas no permitió que pudiéramos cumplimentar el mandato emitido por la Representación Social, ya que nos manifestaban que no había paso, que desconocían a cualquier autoridad que en ese momento se presentaba, queriendo hacer la aclaración que entre las personas que nos hicieron tales señalamientos, apreciamos algunas que por su características físicas y de habla, nos percatamos que eran de origen extranjero y quienes nos dijeron que estaban ejerciendo sus derechos políticos que les corresponden, cuando en esos momentos uno de ellos al cual escuchamos que lo nombra CHARLES agredió de manera física, utilizando para ello sus extremidades inferiores en forma de patadas, a la agente de la Policía Ministerial de nombre CAROLINA MIRANDA VALLEJO, causándole al parecer diversas lesiones, motivo por el cual tuvo que ser trasladada al Instituto Mexicano del Seguro Social (IMSS). En esos momentos se desató un conato de violencia por parte de los manifestantes hacia los diferentes elementos de los cuerpos de seguridad que llegaron en nuestro apoyo, en razón de cómo lo manifestamos anteriormente, fuimos agredidos física y verbalmente, por lo que se procedió a detener a diferentes personas de ambos sexos, las cuales se encontraban en dicha manifestación así como también a personas que agredían y gritaban **QUE NO IBAN A DEJAR QUE SE CONSTRUYERA UN CENTRO COMERCIAL EN LO QUE ANTES ERAN LAS INSTALACIONES DEL EX HOTEL CASINO DE LA SELVA**, por tal motivo fueron trasladadas a las instalaciones de la Procuraduría General de Justicia del Estado, lugar a donde se les pidió nos proporcionaran sus generales (cuyos nombres quedaron precisados en el párrafo precedente de esta misma determinación). Continuando con las



Visitaduría Regional Oriente: Calle Fuentes No. 702 Col. Manantiales C.P. 62749 Cuautla, Mor., Fax 01 735 3-83-30 Tel. 01 735 3-33-99
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investigaciones se logró saber que las personas citadas en líneas anteriores se encuentran relacionadas con las averiguaciones previas números SC/12ª/4317/01-06, MIP/2ª/018/02-03, SC/9/3532/02-06, MIP/2ª/054/02-05 y SC/7ª/735/02". - - - - - - - - - - - - - - - - - - - - - - - - -

El doctor Raúl Plascencia Villanueva, Segundo Visitador General de la Comisión Nacional de los Derechos Humanos, en oficio V2/021346 de 13 de septiembre del 2002, remitió al doctor José Francisco Coronato Rodríguez, Presidente de la Comisión Estatal de Derechos Humanos, copia del comunicado que remitió a la señora SILVIA MAGALI CUADRA HERNÁNDEZ, relacionado con la detención de personas instaladas en el plantón pacífico realizado en el Casino de la Selva, ocurrida el 21 de agosto del 2002, así como el traslado de dichas personas al penal de Atlacholoaya, Morelos, el 23 del mes y año citado, manifestando también lo siguiente: - - - - - - - - - - - - - - - - -

"Al respecto, me permito hacer de su conocimiento que de la valoración lógica y jurídica realizada a los argumentos que hizo valer en el escrito precisado, se observó que los hechos que usted refirió son imputables a servidores públicos adscritos a la Procuraduría General de Justicia del Estado de Morelos, Secretaría de Seguridad Pública del Estado de Morelos y Ayuntamiento de Cuernavaca, Morelos, de tal manera que al ser éstas autoridades locales, no se surten actos materia de la competencia de este Organismo Nacional... En tal virtud y toda vez que los hechos que nos ocupan son objeto de estudio y análisis en el expediente 473/2002-1 y acumulados, que se tramita en la Comisión de Derechos Humanos del Estado de Morelos, instancia competente para ello, sírvase acudir o entablar comunicación telefónica con el doctor José Francisco Coronato Rodríguez, Presidente de la Comisión de Derechos Humanos del Estado de Morelos. - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

XV.- El licenciado Ismael Disciplina Chávez, entonces Director Jurídico de la Secretaría de Seguridad Pública, en oficio DJ/1828/2002 de 16 de octubre del 2002, en vía de informe manifestó: - - - - - - - - - - -

"1.- De lo narrado por los integrantes del Centro de derechos Humanos Miguel Agustín Pro Juárez, A.C., no se desprende

Oficina sede: Madero No. 210 Col. Miraval, Cuernavaca, C.P.62270 Tel. 312-49-42 Fax. 312-66-75

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señalamiento directo en contra de elementos de esta Dependencia de Seguridad Pública, de que hayan participado en hechos en los que INTEGRANTES DE LA COOPERATIVA DE TRABAJADORES PASCUAL BOING, FRENTE CÍVICO DE DEFENSA DEL CASINO DE LA SELVA, CONVERGENCIA SINDICAL Y SOCIAL, ASI COMO LA COMISION INDEPENDIENTE, en los que según estos grupos fueron agredidos por elementos policiales, que obviamente no son de esta Dependencia por ello, no se debe fincar responsabilidad alguna a elementos de esta Secretaría.".----------------------------------------

La licenciada Lorena Maldonado Coria, Subdirectora de la Oficina de Derechos Humanos de la Procuraduría General de Justicia del estado, por instrucciones del Procurador General de Justicia del Estado, envió copia de diverso comunicado que a su vez le dirigió el señor Comandante José Agustín Montiel López, Coordinador General de la Policía Ministerial del Estado, quien negó los cargos relativos a la reclamación formulada por el querellante MIGUEL RODRIGUEZ OLIVEROS, manifestando el referido servidor público substancialmente lo siguiente:------------------------

"En ningún momento se presentaron agentes a mi cargo en el lugar y día que refiere el supuesto quejoso..., ya que si bien es cierto el suscrito y los agentes a mi cargo, nos encontramos bajo las instrucciones del Agente del Ministerio Público, motivo por el cual no puede ser posible que agentes a mi cargo se hayan presentado en los hechos que motivaron la dolosa y engañosa queja, ya que no se recibió instrucción alguna, para presentarnos en el lugar..., de ser posible que el quejoso haga del conocimiento a este Organismo, cual sería el aspecto de empleados que trabajan en alguna corporación de



Visitaduría Regional Oriente:
Calle Lourdes No. 702
Col. Manantiales
C.P. 62749 Cuautla, Mor.,
Fax 01 735 3-83-30
Tel. 01 735 3-33-99

Visitaduría Regional Sur Poniente: Calle Hidalgo No.47
Esq. Matamoros, Col. Centro,
C.P. 62630
Mazatepec, Mor.,
Tel. 01 737 3-13-81

Visitaduría Regional Sur:
Calle Santos Degollado No. 205
Col. Centro,
C.P. 62900
Jojutla, Mor.,
Tel. 01 734 2-01-78

seguridad privada y cual es el aspecto de un policia ministerial o judicial como lo refiere..." ----------------------------------

XVI.- El licenciado Bernardo Rocha Reyes, Subsecretario de Readaptación Social en vía de información manifestó substancialmente que: Los métodos y lineamientos empleados por el personal de seguridad y custodia al ingreso del Centro Estatal de Readaptación Social "Morelos", obedece al procedimiento previsto en el artículo 70 del Reglamento Interior del mencionado Centro de Readaptación Social, *sin violentarse en ningún momento* las garantías individuales del ingresado, quienes al pedirles que levanten los brazos, con las piernas abiertas, estas son formas rutinarias de la revisión de los individuos de nuevo ingreso, que no se amenazó a persona alguna de los integrantes del Frente Cívico Pro Defensa Casino de la Selva, y menos aun que se empleara el uso de una macana, por estar prohibido el uso de este instrumento o de cualquier otro que se le parezca, ya que la revisión de los indiciados, se agilizó a petición del Visitador de la Comisión estatal de Derechos Humanos, quien en esos momentos se encontraba presente. Que a los ingresados de mérito se les proporcionaron copias del Reglamento, independientemente, de que en varios lugares del interior del reclusorio se encuentran también copias de los mismos; que en cuanto a los uniformes que se les proporcionaron a los ingresados, éstos reunían los requisitos exigidos en esta vestimenta, ajustándose en lo posible a las tallas que necesitaban, sin menoscabo a su privacidad cuando se cambiaron de ropa, que también resulta una falsedad que se separara a las madres de sus hijas, o que se les hubiera incomunicado, sin prohibirles el uso del teléfono; que la ubicación de las mujeres ingresadas, esto se llevó a cabo dentro de lo dispuesto en el artículo 71 del mencionado Reglamento; que la atención médica se les suministró con atingencia, sin que se les hubiera descuidado en este aspecto o que no se les hubiere proveido de la alimentación adecuada, ya que ésta es supervisada por los nutriólogos adscritos a las respectivas áreas del mencionado Centro de Readaptación Social, quienes ordenan la elaboración de los alimentos de acuerdo con las prescripciones médicas. "Es inverosímil que se les intimidara o se les ofendiera a sus familiares y menos aun que se les evitara comunicarse con sus abogados. Desde luego, esta denuncia carece de los más elementales principios de veracidad, porque tanto la quejosa, como el grupo que ingresó al penal, fueron tratados con respeto y cortesía, como lo pudo constatar el personal de Derechos Humanos que los acompañó desde la Procuraduría General de Justicia del Estado, hasta el reclusorio de Atlacholoaya, donde quedaron a disposición del C. Juez instructor.". - -

El señor Miguel Angel Calvo Barragán, actual Director del Centro Estatal de Readaptación Social "Morelos", en vía de informe coincidió en la información que rindió el Subsecretario de Readaptación Social, manifestando además que en ningún momento personal del mencionado centro desplegó conductas violentas en agravio de los integrantes del Frente Cívico Pro Casino de la Selva, pues no se les agachó violentamente la cabeza, ni se les condujo a gran velocidad, que las mujeres fueron revisadas por personal femenino y los varones por masculino, que no se les infirió amenazas o malos tratos, que las personas de nuevo ingreso son conducidos o trasladados a diferentes areas del centro por su propio pie, sin presiones ni coacciones físicas y solamente colocando las manos en la espalda de su cuerpo, sujetando una mano a la otra, que resulta falso que al momento de su ingreso fueran colocadas en un lugar cerrado, sin ventilación, y caluroso, pues al igual que personal del centro, éstas estaban en el pasillo de acceso al área de ingresos, tan sólo esperando que fueran debidamente identificadas como marca el Reglamento Interior, que resulta falso que se les hubieran proporcionado uniformes incompletos y que con motivo de su uso del referido uniforme, se les haya vejado por parte del personal del referido Centro Penitenciario, en el interior del Centro se encuentran instalados teléfonos públicos, recibiendo además atención médica profesional por parte de facultativos de la mencionada Institución, que tanto el área técnica como juridica les explicó sus derechos y obligaciones, como poder realizar llamadas telefónicas por médio de los teléfonos públicos, que si bien es cierto fueron trasladados hasta el día siguiente a la rejilla de prácticas ante el Juez de la causa, esto obedeció precisamente a que fue en el momento en que fueron llamados a rendir su declaración preparatoria y no como un acto de incomunicación hecho por personal de Centro de Readaptación Social "Morelos", "también resulta falso en su totalidad, que durante su estancia en el Centro, la quejosa y sus coacusados hayan sufrido de hacinamiento en el área de ingresos de este Centro, la cual está debidamente acondicionada con espacio suficiente para albergar a un interno (a) por celda, con cama y colchón, el cual cuenta con un aislante término que permite a los internos conservar el calor corporal, y evita en todo momento el contacto directo con la base de la cama. - - - - - - - - - - - - - - - - - - - - -

Con motivo de que los manifestantes integrantes del "Frente Cívico Pro Defensa del Casino de la Selva", se instalaron en el Palacio de Gobierno de esta ciudad capital, a petición de PILAR CONTLA REYES, integrante del mencionado Frente, se solicitó al Oficial Mayor de Gobierno del Estado, se tomaran las medidas correspondientes para salvaguardar la integridad física y la salud de los manifestantes, a fin de evitarles daños y perjuicios de difícil reparación, realizándose las diligencias correspondientes y conforme a los oficios que corren agregados en autos, el señor Jorge Hernández Martínez, Oficial Mayor de Gobierno del Estado, manifestó que existe buena fe e intención del Gobierno del Estado, para salvaguardar la salud de los manifestantes, ya que particularmente la fumigación de la que se dolían los interesados, no se realizó dentro del perímetro de ubicación de los reclamantes, debido a la negativa de los mismos, para retirarse.

En comunicado del doctor Raúl Plascencia Villanueva Segundo Visitador General, de la Comisión Nacional de los Derechos Humanos, este Organismo tomó conocimiento de que el Organismo Nacional anteriormente indicado, en vía de conciliación con integrantes del H. Ayuntamiento de esta ciudad capital, arribó a una conciliación respecto de la demolición y licencia de construcción del establecimiento en donde se encontraba instalado el Casino de la Selva, por lo que respecto a estos actos de licencia de construcción y demolición este Organismo no formula pronunciamiento alguno y `para mejor comprensión de este apartado, este organismo transcribe la parte relativa del documento suscrito por el doctor Raul Plascencia Villanueva, a los compromisos adquiridos por la presidencia municipal de Cuernavaca, en los siguientes términos: -------------------

"Expediente 2001/2829... Por todo lo anteriormente expuesto, esta comisión nacional de los derechos humanos, con fundamento en los artículos 117, 118 y 119 de su reglamento interno, formulo a la presidencia municipal de Cuernavaca, Morelos, las siguientes propuestas de conciliación: PRIMERA: Se dé cabal a los compromisos que ese ayuntamiento asumió en los convenios precisados en el presente documento, a efecto de que a la brevedad se restauren y conserven las obras de pintura moral y se reconstuya la estructura "paraboloide hiperbólica" del arquitecto Félix Candela preservando con ello el patrimonio cultural de los habitantes de Cuernavaca Morelos. SEGUNDA:- Con fundamento en lo dispuesto en el artículo 99-B fracciones V y VI de la Ley Orgánica Municipal, así como el capítulo XI, Título Cuarto del Reglamento Interno del Gobierno del municipio de Cuernavaca, Morelos, se de vista a la Contraloría Municipal de las observaciones formuladas por este Organismo Nacional en el presente documento respecto de las irregularidades que se atribuyen a los servidores públicos de la Secretaria de Desarrollo Urbano y Obras Públicas, a efecto de que conforme a sus facultades inicie la investigación correspondiente y en su oportunidad resuelva lo que en derecho proceda. En respuesta a través del oficio P.M. /261/2002 del siete de agosto del dos mil dos, el Ing. Raúl Hernández Avila, Presidente Municipal de Cuernavaca, Morelos, aceptó las propuestas formuladas. Las gestiones realizadas por esta Comisión Nacional referidas en los párrafos anteriores fueron llevadas a cabo con fundamento en lo dispuesto por los artículo 24 fracción III y 36 de su propia Ley, así como 117, 118, 119 segundo párrafo y 123 fracción VIII de su reglamento Interno, las mismas permiten establecer que la queja planteada por ustedes, en este aspecto, ha sido resuelta durante el procedimiento vía conciliación, motivo por el cual es procedente concluir el expediente respectivo.". -------------------------

XVII.- A este Organismo le resulta importante señalar que de acuerdo con la copia de la indagatoria SC/10/5134/02-08, misma que corre agregada en autos se destaca que la Agente del Ministerio Público Perla Salgado Puente inició averiguación previa a virtud de la denuncia de hechos formulada por el Arq. Miguel Angel Padilla Castañeda, Síndico Procurador del H. Ayuntamiento de esta ciudad capital, quien a lás 18:30 horas del 21-de agosto del 2002, ante la mencionada Agente del Ministerio Público, señaló que aproximadamente un grupo de 100 personas bloquearon la circulación de la calle Leandro Valle cruce con la Avenida Vicente Guerrero, frente de la gasolinera de La Selva, frente a la colonia del mismo nombre de esta Ciudad,. lidereados entre otros por FLORA GUERRERO e IGNACIO SUARES HUAPE, SAMUEL JARAMILLO Y ARELI FLOPRES, bloqueando la arteria, pretendiendo ejercer presión para que la autoridad municipal revoque licencia de construcción otorgada la empresa Cotsco, S.A., de C.V. para que no se construya un complejo comercial en los terrenos de lo que fuera El Casino de la Selva, por lo que una vez llevadas a cabo las diligencias correspondientes y constatándose ministerialmente la existencia de delito flagrante, se realizó la detención ministerial de las personas que quedaron señaladas anteriormente, por lo que realizadas que fueron las peritaciones correspondientes, informes de Policía Ministerial las diligencias propias de esta indagatoria, el licenciado -Sergio Amador integrantes del "Frente Cívico Pro Defensa del Casino de la Selva", quienes desde el 16 de junio del 2002, realizan acciones tendientes a manifestarse por la construcción de un establecimiento comercial en el lugar que ocupaba el "Casino de la Selva", estimando que con ello se afecta la flora y la fauna de esta ciudad capital, mismas que iniciaron el 26 del mes y año citado, retirándolas violentamente de la puerta del establecimiento ya referido que se encuentra en la avenida Leandro Valle, actos éstos de molestia que culminaron con el desalojo que éstas sufrieron el 21 de agosto del 2002, al ser detenidas y remitidas ante el Agente del Ministerio Público adscrito a la Procuraduría General de Justicia del Estado, relacionados con la averiguación previa SC/10ª/5134/02-08, consignados por diversos delitos ante la autoridad jurisdiccional competente, en cuya detención y puesta a disposición, sufrieron los manifestantes actos de violencia por parte y especialmente de elementos de la Policía Ministerial del Estado, puesto que para ser subidos y remitidos en diversas camionetas oficiales los manifestantes, sufrieron por demás escoriaciones y hematomas, esto a pesar de que si bien es cierto se constató ministerialmente que cometían los quejosos delito flagrante, sin embargo, en la detención y puesta a disposición ejercieron en su contra exceso de violencia en su aseguramiento, afectando la dignidad y los derechos de los referidos quejosos, utilizando los elementos de Policía Ministerial exceso de fuerza en su contra innecesariamente, sin que en el hecho a que se refieren los quejosos de 26 de junio del 2002, y en forma posterior, con la salvedad con los hechos de 21 de agosto del 2002, a que se hizo referencia anteriormente, hubieran intervenido tanto elementos de la Policía Preventiva Metropolitana o algún servidor público adscrito a la Secretaría de Desarrollo Urbano y Obras Públicas del H. Ayuntamiento de esta ciudad capital, pues si bien es cierto que de acuerdo con el acta circunstanciada de las 11:00 horas de 18 de febrero del año en curso, este Organismo tuvo por cierto que en el video ofrecido como prueba por la parte quejosa, se acreditó que en el interior del establecimiento aparecía un empleado de la oficina de la secretaría ya mencionada, esto no demuestra que el referido empleado hubiere causado las molestias a que se refieren los quejosos en su escrito de 28 de junio de la

Flores Ramírez, Agente del Ministerio Público de la Novena Agencia, formuló consignación 546 con detenido de 23 de agosto del 2002, de la averiguación anteriormente indicada, consignando la misma al Juez Penal de Primera Instancia del Primer Distrito Judicial del Estado, por los delitos entre otros, de ataques a las vías de comunicación y medios de transporte, provocación a cometer un delito o apología de éste, resistencia de particulares y desobediencia, sabotaje, azonada, motín y lesiones en agravio de la sociedad y el último en agravio de CAROLINA MIRANDA VALLEJO, respecto de las personas ya señaladas, quienes quedaron a disposición de la mencionada autoridad jurisdiccional en el Centro Estatal de Readaptación Social de Atlacholoaya, Morelos. ---------------------------------

Con los informes de las autoridades señaladas como responsables, se dio vista a la parte quejosa, quien a través de diversos escritos que corren agregados en autos, insistieron en su reclamaciones, especialmente la detención que se realizó en su contra el 21 de agosto del 2002, realizada por demás en forma violenta, sin que hubieran cometido delito flagrante y los demás actos que sufrieron durante su detención, puesta a disposición, consignación e ingreso al Centro Estatal de Readaptación Social "Morelos" se violaron sus derechos humanos. ---------------------------------

**XVIII.-** Conforme a todo lo anterior, vistos los elementos probatorios relacionados anteriormente, que por sí solos constituyen un indicio y en forma conjunta se obtiene la prueba presuncional de valor probatorio pleno y bajo los principios de la lógica, la experiencia y la legalidad, se tiene por acreditado que el grupo de personas

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tal prueba se demostró que quienes intervinieron en el referido acontecimiento se trata de elementos de Policía de Seguridad Privada, contratados por la empresa Cotsco, misma que realiza la construcción de mérito en el establecimiento ya indicado, quienes también participaron en el hecho de que se duele IGNACIO RODRIGUEZ OLIVEROS, en escrito presentado a este Organismo el cuatro de julio del año dos mil dos.----------------------------------

Asimismo procede establecer que en los hechos de que se duelen los manifestantes que se encontraban instalados en las afueras del Palacio Legislativo de esta ciudad capital en el Informe del Gobernador Constitucional del Estado, que denuncia la maestra LILIA M. MORENO SILVA, Visitadora del Centro de Derechos Humanos Miguel Agustín Pro Juárez, A.C., los cuales acontecieron a las 7:00 horas del 22 de septiembre de la misma anualidad, fueron atribuidos a elementos de la Policía Preventiva Metropolitana, los cuales fueron motivo de diversa recomendación dictada por este Organismo Local Defensor de los Derechos Humanos, según expediente número 696/2002-3, de la cual este Organismo transcribe parte de la recomendación del 9 de enero del 2003: ""Las violencias y los malos tratos atribuidos a los elementos de la Policía Metropolitana, fueron negadas, pero quedaron acreditadas con la imputación de los impetrantes y con la declaración de los testigos ANGEL FLORES ARIAS y MIGUEL ANGEL GOMEZ PEREZ, quienes coincidieron en señalar entre otras cosas que los señores José Martínez Cruz y Juliana "N", fueron empujados, golpeados, jaloneados y arrastrados, hasta la banqueta, siendo ciertos los mismos, se declara fundada la queja, por ser violatoria de lo que dispone el artículo 16 de la



Visitaduría Regional Oriente:
Calle Lourdes No. 702
Col. Manantiales
C.P. 62749 Cuautla, Mor.,
Fax. 01 735 3-83-30
Tel. 01 735 3 13-99

Visitaduría Regional Sur [illegible]
Poniente: Calle Hidalgo [illegible]
Esq. Matamoros, Col. [illegible]
C.P. 62630
Mazatepec, Mor.,
Tel. 01 737 3-13-81
[illegible]

Constitución Federal, que a la letra dice: ": Nadie puede ser molestado en su persona, familia, domicilio, papeles o posesiones, sin en virtud de mandamiento escrito de la autoridad competente, que funde y motive la causa legal del procedimiento; al presente asunto es aplicable el Manual Para la Calificación de Hechos Violatorios de Derechos Humanos. Violaciones al derecho a la libertad y Seguridad Personal. Denotación 1.- Toda acción y omisión por la que se afecte la integridad personal, ó 2.- Afectación de la dignidad inherente al ser humano, de su integridad física, psíquica y moral o en todo caso la molestia en su persona. Por lo anterior es de recomendar al C. Ingeniero José Raúl Hernández Avila, Presidente Municipal de Cuernavaca, Morelos, ordene a quien corresponda practique investigación administrativa en contra de los elementos de la Policía Municipal Metropolitana que consumaron dichas violaciones y les aplique las sanciones correspondientes.". - - - - - - - - - - - - - - - - - - - - -

Por todo lo anterior procede declarar **FUNDADAS** las quejas de que se trata, respecto de actos atribuidos a elementos de la Policía Ministerial que intervinieron en la detención de las personas integrantes del "Frente Cívico Pro Defensa del Casino de la Selva", el día 21 de agosto del 2002, cuando al ser detenidos y remitidos a las oficinas de la Policía Ministerial del Estado y puestos a disposición del Ministerio Público sufrieron violación a sus derechos humanos, ya que de acuerdo con la fe y certificación tanto del médico adscrito a este Organismo Local como de médicos legistas adscritos a la Procuraduría General de Justicia del Estado, se constató que los detenidos ya mencionados presentaban hematomas y escoriaciones en su integridad y seguridad personal, causándoles molestias en sus personas al recibir acciones privatorias de los artículos 14 y 16 de la Constitución Política de los Estados Unidos Mexicanos, además de que si bien es cierto en autos se demostró que en el mencionado operativo también participaron elementos tanto de la Policía Preventiva Estatal como de la Metropolitana, en autos se demostró especialmente con el video que ofreció la parte quejosa, que quienes en especial ejercieron violencia en contra de los manifestantes lo fueron elementos de la Policía Ministerial del Estado, en cuyas unidades oficiales trasladaron a los manifestantes a sus propias oficinas en donde fueron entrevistados los reclamantes por personal de la Primera Visitaduría del Organismo Local Defensor de los Derechos Humanos; y procede recomendar al Procurador General de Justicia del Estado, ordene a quien corresponda, inicie las investigaciones administrativas y los sancione conforme a la Ley. - - - -

En este particular, resulta procedente invocar además el artículo 3° y 1° de la Declaración Universal de Derechos Humanos y la Declaración Americana de los Derechos y Deberes del Hombre, respectivamente, que literalmente dicen: - - - - - - - - - - - - - - - - - - - - -

***"Todo individuo tiene derecho a la vida, a la libertad y a la seguridad de su persona."***. - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Cabe señalar que los actos realizados por elementos de la Policía Privada al servicio de la empresa que realiza obras en el establecimiento del ex Hotel Casino de la Selva, este Organismo considera que fueron arbitrarios, toda vez que salieron del esquema de su ámbito competencial, toda vez que dichos actos los realizaron en vía pública y no dentro del lugar que ocupaba el Hotel Casino de la Selva, en el cual fueron contratados, violentando como consecuencia en forma arbitraria los derechos de los manifestantes que en ese momento realizaban su manifestación en forma por demás pacífica y respetuosa, sin agraviar a terceros, siendo dichos actos de molestia realizados en la madrugada del 26 de junio del 2002, por lo que procede declarar **FUNDADA** la presente queja en cuanto a este acto de molestia se refiere, por lo que considerando que dicha prestación del servicio de seguridad es autorizado por el Estado a través de particulares, les corresponde en consecuencia a éstos llevar a cabo el procedimiento administrativo correspondiente, mismo que le compete al Secretario General de Gobierno, quien ha de proceder conforme a sus atribuciones legales en su caso, sancionar administrativamente a los policías de la empresa privada, involucrados en los presentes hechos, conforme a lo dispuesto por el artículo 26 fracción XXXI de la Ley Orgánica de la Administración Pública del Estado de Morelos. - - -

Por otra parte, este Organismo Local Defensor de los Derechos Humanos, estima necesario destacar que si bien es cierto que la actuación de coadyuvancia de las policías Estatal y Metropolitana se debió a la solicitud del Representante Social mediante oficio sin número de 21 de agosto del 2002, relacionado con la averiguación previa SC/10ª/5134/02-08, sin embargo dicha solicitud adoleció de una debida especificidad al no precisar eL motivo, lugar y determinación tanto de las acciones específicas a desarrollar como a las personas a detener, lo cual transgrede y por lo tanto dicha solicitud refleja una carencia de fundamentación en la solicitud de que se trata, violando el artículo 16 de la Carta Magna y lo dispuesto por los artículos 119 y 144 del Código de Procedimientos Penales vigente en el Estado. - - - -

Por lo que respecta a las manifestaciones de los quejosos respecto de la afectación de la flora y la fauna, este Organismo mediante oficio número 5136 de fecha dos de agosto del 2002, procedió a dar vista de dicha manifestación al Delegado de la Procuraduría Federal de Protección al Medio Ambiente, a efecto de que en el ámbito de su competencia, procediera a actuar en consecuencia. - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Asimismo procede declarar **INFUNDADA** la queja formulada por ADRIANA MUJICA MURIAS por actos que le imputó a servidores públicos adscritos al C.E.R.S. de Atlacholoaya, Morelos, al ingreso de las personas que fueron consignadas ante la autoridad jurisdiccional por la comisión de entre otros delitos de ataques a las vías de comunicación y medios de transporte, según averiguación previa SC/10ª/5134/02-08, pues en autos no quedó demostrado con la sola

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manifestación de la querellante, que en la cadena de internamiento de los quejosos en el mencionado Centro de Readaptación Social hasta su ingreso en las áreas tanto varonil y femenil, se hubieren violado sus derechos humanos, dictándose a favor de estos servidores públicos, acuerdo de no responsabilidad, solicitándoles sigan manteniendo en forma irrestricta el respeto a los Derechos Humanos de los internos e ingresados en el mencionado Centro, conforme lo preceptúa el articulo 18 de la Constitución Federal y el Reglamento del mencionado Centro de Readaptación Social, máxime que en una etapa del internamiento estuvieron presentes Visitadores de este Organismo Local Defensor de los Derechos Humanos, sin que a éstos se les hubieren denunciado las violaciones a que alude la citada reclamante. - - - - - - -

Este Organismo Local defensor de los Derechos Humanos, estima necesario señalar que los reclamantes manifestantes del Frente Pro Defensa del Casino de la Selva, señalaron su preocupación por la conservación de la flora y la fauna del lugar que ocupaba el ex Hotel Casino de la Selva, por lo que resulta necesario solicitar –con el debido respeto- al señor Ing. José Raúl Hernández Ávila, Presidente Municipal de esta ciudad capital, ordene a los secretarios del Ramo, constaten que la empresa constructora del referido establecimiento realicen las acciones necesarias y conducentes, para preservar y restituir la flora y la fauna en el mencionado lugar, en base al oficio SSPSMA/DE/25/II/03 de fecha siete de febrero del dos mil tres, suscrito por la Licenciada Marisol Amado Flores Directora de Ecología adscrita a la Secretaria de Servicios Públicos, Salud y Medio Ambiente dirigido al Licenciado Ricardo Sepúlveda Iguiniz Jefe de la Unidad para la Promoción y Defensa de los Derechos Humanos de la Secretaria de Gobernación, comunicando a este Organismo las



Visitaduría Regional Oriente:
Calle Lourdes No. 702
Col. Manantiales
C.P. 62749 Cuautla, Mor.,
Fax. 01 735 3-83-30
Tel. 01 735 3-33-99

Visitaduría Regional Sur
Poniente: Calle Hidalgo No.47
Esq. Matamoros, Col. Centro,
C.P. 62630
Mazatepec, Mor.,
Tel. 01 737 3-13-81

Visitaduría Regional Sur:
Calle Santos Degollado No. 205
Col. Centro,
C.P. 62900
Jojutla, Mor.,
Tel. 01 734 2-01-78

diligencias que al particular hubieren obsequiado en un término de diez días naturales, contados a partir de la notificación de esta determinación. Esto con apoyo en el artículo 6 fracción III de la Ley de la Comisión Estatal de Derechos Humanos. -------------------

Por lo expuesto y fundado además en los artículos 102 apartado "B" de la Constitución Política de los Estados Unidos Mexicanos, 85-C de la Constitución Política Local, 39 al 45 de la Ley de la Comisión Estatal de Derechos Humanos, 79 al 85 del Reglamento Interno de este Organismo Local Defensor de los Derechos Humanos, se resuelve: ---------------------------------------

**PRIMERO**.- Son **infundadas** las quejas acumuladas formuladas por personas integrantes del "Frente Pro Defensa del Hotel ex Casino de la Selva", números 473/2002-1, 475/2002-3, 557/2002-1, 605/2002-1, 613/2002-1, 617/2002-1, 706/2002-1 y 714/2002-1, por actos de servidores públicos adscritos al H. Ayuntamiento Constitucional de esta ciudad capital, y de elementos de Policía adscritos a la Secretaria de Seguridad Pública del Estado, así como así como sus ampliaciones y la ampliación de queja formulada por ADRIANA MUJICA MURIAS, por actos de servidores públicos adscritos al Centro Estatal de Readaptación Social del Estado; dictándose a su favor acuerdo de no responsabilidad. -------------------------

**SEGUNDO**.- Son **FUNDADAS** las quejas formuladas por manifestantes del "Frente Cívico Pro Defensa del ex Hotel Casino de la Selva", así como de MARIA DEL PILAR GONZALEZ VERA a favor de ALBERTA PACHECO SÁNCHEZ, LIZBETH TERRONES PACHECO Y ZAIRA YEMINA TERRONES PACHECO, por actos de elementos de la Policía Ministerial del Estado, así como del Ministerio Publico que inicio la averiguación Previa SC/10/5134/02-08 consistentes en violencias físicas que sufrieron en su detención. -----

**TERCERO**.- Es **INFUNDADA** la queja formulada por ADRIANA MUJICA MURIAS por actos de servidores públicos adscritos al Centro

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Estatal de Readaptación Social "Morelos", dictándose a su favor acuerdo de no responsabilidad. ------------------------------

**CUARTO.- Se recomienda** al Procurador General de Justicia del Estado, proceda en los términos consignados en el apartado precedente del último párrafo de esta determinación. -------------

**QUINTO.-** Se **solicita** al Procurador General de Justicia del Estado, que de ser aceptada esta recomendación, lo informe a esta Comisión, dentro del término de diez días naturales contados a partir de la notificación, y en su caso, en otro plazo de diez días naturales más, remita las pruebas del cumplimiento de la misma, en la inteligencia de que si se omite la remisión de dichas pruebas, se considerará que no fue aceptada la recomendación aludida, quedando esta Comisión en libertad de hacer pública tal circunstancia --------

**SEXTO.-** Es **FUNDADA** la queja en contra de los elementos de la Policía Privada que custodiaban el establecimiento del ex casino de la selva por actos de molestia que sufrieron los reclamantes en consecuencia. ----------------------------------------

**SÉPTIMO.-** Se **solicita** al Secretario de Gobierno, inicie investigación administrativa en contra de elementos de la empresa de Seguridad Pública privada actuantes en el establecimiento "Casino de la Selva", a fin de que proceda conforme a sus atribuciones legales. --

**OCTAVO.-** Se **solicita** al señor Ing. José Raúl Hernández Avila, Presidente Municipal Constitucional de esta ciudad capital, proceda en los términos consignados en la parte final del último apartado de esta



Visitaduría Regional Oriente: Calle Lourdes No. 702 Col. Manantiales C.P. 62749 Cuautla, Mor., Fax. 01 735 3-83-30 Tel. 01 735 3-33-99
Visitaduría Regional Sur Poniente: Calle Hidalgo No.47 Esq. Matamoros, Col. Centro, C.P. 62630 Mazatepec, Mor., Tel. 01 737 3-13-81
Visitaduría Regional Sur: Calle Santos Degollado No. 205 Col. Centro, C.P. 62900 Jojutla, Mor., Tel. 01 734 2-01-78

resolución, comunicando a este Organismo las diligencias que al particular hubiere obsequiado, en un término de diez días naturales, contados a partir de la notificación de esta determinación. - - - - - - - - -

**NOVENO.** . Notifíquese mediante oficio a las autoridades señaladas como responsables y a los quejosos., enviando copia de esta determinación al Gobernador Constitucional del Estado. - - - - - - -

Sometido este proyecto de resolución por el Primer Visitador licenciado Francisco Ayala Vázquez, a la consideración del doctor José Francisco Coronato Rodríguez, Presidente de la comisión Estatal de Derechos Humanos, fue aprobado por éste, firmando ambos al calce. - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

(Dos firmas ilegibles).- Conste. - - - - - - - - - - - - - - - - - - - - - - - -

Lo que transcribo a usted, para su conocimiento y notificación en forma.

**ATENTAMENTE**

**Cuernavaca, Mor., 12 de marzo de 2003.**

**LIC. FRANCISCO AYALA VAZQUEZ.**
**PRIMER VISITADOR.**

CEDH MORELOS

JFCR/FAV/vvr

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 10, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Costco Wholesale Corporation
Incoming letter dated September 23, 2003

The proposal requests that the board develop "a policy for land procurement and use that incorporates social and environmental factors" and report on this policy by July 1, 2004.

We are unable to concur in your view that Costco may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the first whereas clause referencing the Casino de la Selva as being an "architecturally significant hotel" and having "contained renowned murals" as the proponent's opinion;
- revise the third whereas clause discussing the Mexican Human Rights Commission's ruling and Amnesty International's concern to quote the information directly from those sources;
- revise the sixth whereas clause to change "three muralists" to "one muralist," to change "destroying their work" to "copyright infringement," and to change "the artists" to "some of the artists"; and
- provide a citation to a specific source for the sentence that begins "a federal lawsuit . . ." and ends ". . . approved Costco's project."

Accordingly, unless the proponent provides Costco with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Costco omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Costco may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Costco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely

Grace K. Lee
Special Counsel